Guangshen Railway Company Limited

(Stock code : 0525)

Annual Report 2006

CRH

Guangshen Railway Company Limited
Annual Report 2006

  01
2	Company Profile

4	Financial Highlights

6	Chairman’s Statement

10	Management’s Discussion and Analysis

24	Report of Directors

46	Report of the Supervisory Committee

48	Corporate Governance Report

57	Corporate Information

61	Auditors’ Report

63	Consolidated Balance Sheet

64	Consolidated Income Statement

65	Balance Sheet

66	Statement of Changes in Equity

68	Consolidated Cash Flow Statement

69	Notes to the Financial Statements

126	Financial Summary

128	Supplemental Financial Information

02
Company Profile
On March 6, 1996, Guangshen Railway Company Limited (the “Company”) was registered and established in Shenzhen, the People’s Republic of China (the “PRC”) in accordance with the Company Law of the PRC.
In May 1996, the H shares (“H Shares”, share code: 0525) and American Depositary Shares (“ADSs”, ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the “Hong Kong Exchange”) and the New York Stock Exchange, Inc. (“NYSE”), respectively. In December 2006, the A shares (“A Shares”, share code: 601333) issued by the Company were listed on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York.
The Company is mainly engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also cooperates with Kowloon-Canton Railway Corporation (“KCRC”) in Hong Kong in operating the Hong Kong Through Train passenger service. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.
The Guangshen Railway, which is operated solely and independently by the Company, is 152 kilometres long. It traverses the Pearl River Delta in Guangdong Province, a region with rapid economic growth. The Guangshen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is an important component of the transportation network of the southern China, as well as the only railway channel linking Hong Kong with inland China.
The Guangshen Railway operated by the Company is currently one of the most modern railways in the PRC, and also the first railway in China that operates high-speed passenger trains with a speed of up to 200 kilometres per hour. Upon completion of the fourth Guangzhou-Shenzhen Rail Line (the “Fourth Rail Line”) in 2007, Guangzhou- Shenzhen Railway will be the first wholly-fenced high-speed railway with four parallel lines in the PRC that allows the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus substantially improving the transportation capacity of the Company.
Passenger transportation is the principal business of the Company and Guangshen Railway is one of the busiest railways engaged in passenger transportation in China. As of December 31, 2006, the Company operated 123 pairs of passenger trains in accordance with its daily train schedule, including 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains, two pairs of regular-speed passenger trains between Guangzhou and Shenzhen, and 41 pairs of long-distance passenger trains. With the Company’s effort to promote the development of high-speed passenger trains, one pair of high-speed trains between Guangzhou and Shenzhen are dispatched every 15 minutes on average during peak hours, and the “As- frequent-as-buses” inter-city operation has basically taken shape. In 2007, a new type of domestically manufactured electric train sets named “Concord” (“CRH”) introduced by the Company will be put into operation in succession on the Guangzhou- Shenzhen line, thus will further increase the transportation capacity of the Company, promote the brand of its passenger transportation service and improve its competitiveness in the market.

  03
Company Profile
Freight transportation is one important business of the Company. The Guangshen Railway is closely linked with neighbouring ports including Guangzhou Port in Guangzhou, Yantian Port, Shekou Port, Chiwan Port, and Mawan Port in Shenzhen. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.
By January 2007, the Company has finalized the acquisition of the operating assets of Guangzhou-Pingshi Railway, the southernmost section of Beijing-Guangzhou line. The operation of the Company has expanded from a regional railway to national trunk line networks. The operating distance of the Company extended from 152 kilometers to 481.2 kilometers, running vertically through the whole Guangdong Province. The service territory of the passenger and freight transportation businesses, the operating scale and room for the development of passenger and freight transportation businesses are all significantly enlarged, and the competitive competence and overall operating efficiency of the Company will also be greatly improved. With the integration of the railway transportation resources of Guangzhou-Shenzhen line and Guangzhou-Pingshi line and further development of economic cooperation within the Pan Pearl River Delta, the Company will have more promising development prospects.

04
Financial Highlights
CONSOLIDATED INCOME STATEMENT
For the years ended December 31,
(Expressed in thousands of Renminbi (“RMB”), except for per share and per ADS data)

	2006	2005	2004	2003	2002
		Restated*	Restated*	Restated*	Restated*
Revenues from railway businesses
Passenger	2,841,045	2,511,156	2,259,671	1,790,204	1,903,782
Freight	624,839	588,310	611,807	526,382	530,776

Sub-total	3,465,884	3,099,466	2,871,478	2,316,586	2,434,558
Revenues from other businesses	128,590	177,462	166,671	151,596	166,266

Total revenue	3,594,474	3,276,928	3,038,149	2,468,182	2,600,824
Total operating expenses	(2,693,918)	(2,529,731)	(2,369,428)	(1,866,921)	(1,929,905)

Profit from operations	965,204	798,825	716,914	648,602	714,414
Profit before tax	920,928	756,138	703,659	643,626	709,883

Profit after tax	771,773	645,962	599,504	544,550	598,355
Minority interests	260	(998)	746	32	(113)

Profit attributable to shareholders	771,513	646,960	600,250	544,582	598,242

Earnings per share — Basic and diluted	RMB0.17	RMB0.15	RMB0.14	RMB0.13	RMB0.14

Earnings per ADS	RMB8.5	RMB7.46	RMB6.92	RMB6.28	RMB6.90

*	Details of the restatement of statistics for 2005 and prior years in this report (including the tables) are set out in Note 5 to the Financial Statements of this report.

  05
Financial Highlights
Breakdown of Revenues from Operation
NET ASSET SUMMARY (EXCLUDING MINORITY INTERESTS)
As of December 31,
(Expressed in thousands of RMB, except for per share data)

	2006	2005	2004	2003	2002
		Restated	Restated	Restated	Restated
Total assets	24,343,119	11,856,470	10,487,477	10,119,613	10,270,488

Total liabilities	4,123,189	2,011,637	936,865	699,237	1,001,866

Minority interests	50,922	48,757	51,612	52,358	11,577

Net assets	20,169,008	9,796,076	9,499,000	9,368,018	9,257,045

Net assets per share	RMB2.85	RMB2.26	RMB2.19	RMB2.16	RMB2.14

Chairman’s Statement

  07
Chairman’s Statement
On December 22, 2006, the Company was listed and succeeded in the initial public offering (“IPO”) of A Shares on the Shanghai Stock Exchange. The Company issued a total of 2,747,987,000 shares and raised over RMB10.3 billion. After completion of the A share issue, the total share capital of the Company is RMB7,083,537,000. According to the resolution of the second 2006 extraordinary general meeting held on March 3, 2006, the accumulated unappropriated earnings prior to the A share issue will be shared by all the new and old shareholders after the issue.
In return for the shareholders’ long-lasting concern and support for the Company, the Board proposed a 2006 dividend of RMB0.08 in cash for all the shareholders, which will be submitted to 2006 annual general meeting for approval.
OPERATING RESULTS
In 2006, the overall operating results of the Company maintained continuous growth and its comprehensive strength and profitability also kept improving. For the year ended December 31, 2006, the total revenue of the Company and its subsidiaries was RMB3,594.5 million, profit attributable to equity holders was RMB771.5 million, and earnings per share were RMB0.17.
Passenger transportation business is the most important business of the Company. Due to the continuing and stable economic growth in Guangdong Province and Hong Kong, the further implementation of the “Relaxed Individual Travel” program to Hong Kong and Macau Special Administrative Region (“Macau”), as well as the increasing integration along the Guangzhou-Shenzhen Corridor, the Company benefited from strong demand in the passenger transportation market. In 2006, the Company continued to optimize the operations of the Guangzhou-Shenzhen High Speed Passenger Trains and the Canton-Kowloon Through Trains and carry out passenger flows connection scheme between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains. The Company succeeded in implementing the IC Card Ticketing System and carried out refurbishment of passenger stations for the convenience of passengers, and enhanced service quality to attract more passengers. In 2006, the total number of passengers of the Company was 51.923 million, representing an increase of 5.8% when compared to 2005; revenues from passenger transportation were RMB2,841.0 million, representing an increase of 13.1% from 2005, accounting for 79.0% of the total revenues.

 08
Chairman’s Statement
Freight transportation business is one important business of the Company. In 2006, benefited from tariff hikes, the operating results of freight transportation business of the Company grew despite the decrease in total freight tonnage. In 2006 the total tonnage of freight transported by the Company was 30.708 million tones, representing a decrease of 3.7% from that of 2005; revenues from freight transportation were RMB624.8 million, representing an increase of 6.2% when compared to that of 2005.
In 2006, the Company consolidated its businesses other than passenger and freight transportation and cut down part of these businesses. Revenues from other businesses of the Company were RMB128.6 million, representing a decrease of 27.5% from that of 2005.
In 2006, the Company continued to improve relative systems to regulate its operation. The Company amended its “Articles of Association” and formulated its “Rules Governing the Work of Secretary of the Board” The Company continued the establishment of an internal control system in accordance with the requirement of Sarbanes-Oxley Act.
In 2006, the operation of passenger and freight transportation businesses of the Company was smooth and steady. The IPO of A shares was successful. The construction of the Fourth Rail Line between Guangzhou and Shenzhen (the “Fourth Rail Line”) and the introduction of the new type of domestically manufactured electric train sets “Concord” (“CRH”) were making good progress. The resolutions of the Board and general meetings were well implemented. The Board is pleased with the results of the Company in 2006.
FUTURE PROSPECTS
The year 2007 will be important for the Company’s reform and development. The economic and social development of China is reaching a new and virtuous stage with a mainstream of resource integration, efficiency enhancement, energy saving and reduction of raw materials consumption. The national railway system is implementing the 6th large-scale speed-up project while carrying forward the nationwide railway construction and technical and equipment upgrading. The economic and cultural exchange between Guangdong and Hong Kong is increasingly closer; the income of the residents and consumption structure are also improving on the backdrop of raising urbanization level. The demand for passenger and freight transportation services in the region will remain strong. All these factors provide good opportunities for the development of the Company’s core businesses.
The Company used the proceeds from A share issue to acquire the railway operating assets and businesses between Guangzhou and Pingshi. The railway operating distance extended from 152 kilometers to 481.2 kilometers, running vertically through the whole Guangdong Province. The service territory of the passenger and freight transportation businesses covers the Pearl River Delta and further to the Northern Guangdong Province. The operating scale and transportation capacity are enlarged. The operation strategy of the Company in 2007 is to build a safe, efficient, high-tech and harmonious Guangshen Railway, complete the construction of the Fourth Rail Line as well as the consolidation and optimization of transportation resources and the modernization of technology and equipment, quickly expand the transportation capacity, update and upgrade our passenger transportation services, enhance transportation efficiency, improve service quality, ensure transportation safety and hit the transportation and operation targets to create better returns for the shareholders.

  09
Chairman’s Statement
In view of the above-mentioned operation environment and strategy, the Company will focus on the following matters in 2007:
•	To scientifically optimize and consolidate the railway operating resources between Guangzhou and Pingshi to achieve scale efficiency and improve the comprehensive competitive competence and overall operating results of the Company to lay the foundations for fast development and on-going financing;
•	To complete the construction of the Fourth Rail Line and ensure the timely commencement of operation of the Fourth Rail Line, which will make Guangzhou-Shenzhen Railway the the first wholly-fenced high-speed railway with four parallel lines in the PRC that allows the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus improving the transportation capacity of the Guangzhou-Shenzhen Railway;
•	To optimize the “As-frequent-as-buses” operation mode of Guangzhou-Shenzhen intercity high-speed passenger trains and work hard on the introduction and operation of CRH to strengthen the Company’s capacity in its delivery of “safety, speed, comfort and quality” in passenger transport services;
•	To improve the service functions of passenger stations and the IC Card Ticketing System to promote the service level of passenger transportation and provide a comfortable and convenient boarding environment for passengers;
•	To enhance railway technology and promote the modernization and informatization of railway equipment; and
•	To continue the establishment of internal control system, perfect the administration structure of company legal person and regulate the management and operation of the Company.
In 2006, the Company achieved good operating results. The achievements were attributable to the enthusiasm and diligence of our employees as well as to the support and trust of the shareholders of the Company. I would like to take this opportunity to express my highest regards and my sincere gratitude to all of them. In 2007, the economy of China is expected to experience a continuous and steady growth. With the deepening of railway reform and development, the strengthening economic cooperation in the Pan Pearl River Delta, and the progressive expansion of the implementation of “Relaxed Individual Travel” programme to Hong Kong and Macau, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in the Company’s service regions. I am confident that the Company will achieve better operating results, hence, higher returns for its shareholders in the new year.

Management's Discussion and Analysis

Management's Discussion and Analysis

Management’s Discussion and Analysis

Management’s Discussion and Analysis
Mr. Yang Yiping Director and General Manager
This discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company and the accompanying notes. The consolidated results of the Company and its subsidiaries for the year ended December 31, 2006 were prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain material respects from PRC generally accepted accounting principles and United States generally accepted accounting principles (see “Supplementary Financial Information” for a discussion of these differences).
1.	BUSINESS OVERVIEW
In 2006, the demand for railway transportation services has been strong due to the continuous and rapid growth in China’ s economy. The Company captured market opportunities, strengthened marketing efforts, adjusted transportation organization, endeavored to increase transportation efficiency and addressed cost control, resulting in a stable growth in the profitability and operating results. In 2006, the total revenues of the Company were RMB3,594.5 million, representing an increase of 9.7% from RMB3,276.9 million in 2005. Among which, revenues from passenger transportation service, freight transportation service and other businesses were RMB2,841 million, RMB624.8 million and RMB128.6 million respectively, accounting for 79.0%, 17.4% and 3.6% of the total revenues of the Company, respectively. In 2006, profit attributable to equity holders of the Company was RMB771.5 million, representing an increase of 19.2% from RMB647 million in 2005.
2.	BUSINESS ANALYSIS
(1)	Passenger Transportation

Passenger transportation business is the most important business of the Company. As of December 31, 2006, the Company operated 123 pairs of passenger trains in accordance with its daily train schedule, representing an increase of one pair from the number in operation at the end of 2005. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 13 pairs of Hong Kong Through Trains and 41 pairs of long-distance passenger trains, an increase of one pair.

*Note:	67 pairs of high-speed trains between Guangzhou and Shenzhen included 10 standby pairs; 13 pairs of Hong Kong Through Trains included 11 pairs of Canton-Kowloon Through Trains, one pair of Through Trains between Zhaoqing and Kowloon and one pair of Through Trains between Beijing and Kowloon or between Shanghai and Kowloon. (The Hong Kong Through Trains between Beijing and Kowloon and the Through Trains between Shanghai and Kowloon are counted as one pair of Through Trains as they operate on alternate days).

Management’s Discussion and Analysis
In 2006, the Company’s total number of passengers was 51.923 million, representing an increase of 5.8% from 49.058 million in 2005. Its revenue from passenger transportation was RMB2,841 million, representing an increase of 13.1% from RMB2,511.2 million in 2005, among which:
•	Guangzhou-Shenzhen trains

The Company’s Guangzhou-Shenzhen trains consist of high-speed passenger trains and regular- speed passenger trains between Guangzhou and Shenzhen. The number of passengers travelling on the Company’s Guangzhou-Shenzhen trains increased by 3.3% from 21.529 million in 2005 to 22.243 million in 2006. The number of passengers travelling on the high-speed passenger trains between Guangzhou and Shenzhen increased by 5.4% from 21.084 million in 2005 to 22,226 million in 2006; while the number of passengers travelling on the regular-speed passenger trains between Guangzhou and Shenzhen decreased by 96.2% from 0.445 million in 2005 to 0.017 million in 2006. The revenues from Guangzhou-Shenzhen trains increased by 10.0% from RMB1,219.8 million in 2005 to RMB1,341.7 million in 2006. The increase in business volume of Guangzhou-Shenzhen trains was mainly due to: (1) the strong economic growth in the Pearl River Delta, which resulted in the upward flows of business persons, tourists and workers; (2) the vigorous optimization of transportation organization, the increase in the frequency of trains and the introduction of IC Card Ticketing System for the convenience of passengers; (3) the gradual improvement of the metro systems in Guangzhou and Shenzhen, which boosted the railway passenger volume; (4) the promotion of our passenger transportation service, enhancement of service level and the improvement of boarding environment for passengers.

•	Hong Kong Through Trains

The number of passengers travelling on the Hong Kong Through Trains of the Company increased by 4.6% from 3.065 million in 2005 to 3.207 million in 2006. Revenues from Hong Kong Through Trains decreased by 0.8% from RMB457.7 million in 2005 to RMB454.2 million in

Management’s Discussion and Analysis
2006. The decrease in revenue of Hong Kong Through Trains was mainly due to the ticket price of Hong Kong Through Trains is set out in HKD and the exchange rate of HKD to RMB continues to decrease.
•	Long-distance trains

The number of passengers travelling on the long-distance trains of the Company increased by 8.2% from 24.463 million in 2005 to 26.473 million in 2006. The revenue from long-distance trains increased by 25.4% from RMB833.7 million in 2005 to RMB1,045.2 million in 2006. The increase in business volume of the long-distance trains was mainly due to: (1) the continuing increase in the number of business persons and workers from inland as a result of the continuous and rapid economic growth in the Pearl River Delta; (2) in addition to the large-scale operation of temporary passenger trains during the Spring Festival season, long-distance trains from Shenzhen to Shanghai had been in operation since January 2006 and the operation of Shenzhen- Shaoguan trains was handed over to the Company in May 2006; (3) the Shenzhen- Jian trains and Shenzhen-Taizhou trains that commenced operation in July 2005 were in full operation throughout 2006.

Management’s Discussion and Analysis
The table below illustrates the revenues from passenger transportation business and the volume of passengers for the year ended December 31, 2006 as compared to those of the same period in 2005:

	For the year ended December 31,
			Increase
	2006	2005	(Decrease)
Revenues from passenger transportation
(RMB thousands)	2,841,045	2,511,156	13.1%
— Guangzhou-Shenzhen trains	1,341,685	1,219,758	10.0%
— Hong Kong Through Trains	454,150	457,728	(0.8%)
— Long-distance trains	1,045,210	833,670	25.4%

Total number of passengers
(thousand persons)	51,923	49,058	5.8%
— Guangzhou-Shenzhen trains	22,243	21,529	3.3%
— Hong Kong Through Trains	3,207	3,065	4.6%
— Long-distance trains	26,473	24,463	8.2%

Revenue per passenger (RMB)	54.72	51.19	6.9%
— Guangzhou-Shenzhen trains	60.32	56.66	6.5%
— Hong Kong Through Trains	141.61	149.29	(5.1%)
— Long-distance trains	39.48	34.08	15.9%

Total passenger-kilometers (millions)	4,842.7	4,539.10	6.7%

Revenue per passenger-kilometer (RMB)	0.59	0.55	7.3%

Management’s Discussion and Analysis
(2)	Freight Transportation

Freight transportation is one important business of the Company. In 2006, benefited from tariff hikes, the operating results of freight transportation business of the Company grew despite the decrease in total freight tonnage. The total tonnage of freight transported by the Company in 2006 was 30.708 million tonnes, representing a decrease of 3.7% from 31.893 million tonnes in 2005. Revenues from freight transportation business were RMB624.8 million, representing an increase of 6.2% from RMB588.3 million in 2005, among which:
•	Outbound freight

In 2006, the Company’s outbound freight tonnage was 7.582 million tonnes, representing a decrease of 10.4% from 8.460 million tonnes in 2005. Outbound freight revenues were RMB144.8 million, representing an increase of 3.9% from RMB139.3 million in 2005.

•	Inbound and pass-through freight

In 2006, the Company’s inbound and pass-through freight tonnages were 23.125 million tonnes, representing a decrease of 1.3% from 23.433 million tonnes in 2005; its inbound and pass- through freight revenues were RMB331.5 million, representing an increase of 7.6% from RMB308.0 million in 2005.

•	Storage, loading and unloading and miscellaneous items

In 2006, the Company’s revenues from storage, loading and unloading and miscellaneous items were RMB148.5 million, representing an increase of 5.3% from RMB141.0 million in 2005.
Set out below are the Company’s revenues from its freight transportation business and the freight volume for the year ended December 31, 2006 as compared with those of the same period in 2005:

	For the year ended December 31,
			Increase/
	2006	2005	(Decrease)
REVENUES FROM FREIGHT
TRANSPORTATION (RMB thousands)	624,839	588,310	6.2%
— Outbound freight transportation	144,848	139,340	3.9%
— Inbound and pass-through freight transportation	331,477	307,962	7.6%
— Storage, loading and unloading and miscellaneous items	148,514	141,008	5.3%

TOTAL TONNAGE (thousand tonnes)	30,708	31,893	(3.7%)
— Outbound freight	7,582	8,460	(10.4%)
— Inbound and pass-through freight	23,125	23,433	(1.3%)

Revenue per tonne (RMB)	20.35	18.45	10.3%

Total tonne-kilometres (millions)	2,276.3	2,294.8	(0.8%)

Revenue per tonne-kilometre (RMB)	0.27	0.26	3.8%

Management’s Discussion and Analysis
(3)	Other businesses

The Company’s other businesses mainly consist of on-board and in-station sales of goods and food, advertising and tourism services. Revenues from other businesses of the Company in 2006 were RMB128.6 million, representing a decrease of 27.5% from RMB177.5 million in 2005. The substantial decrease in revenues from other businesses was due to the slash of part of the non-profitable businesses in the consolidation of other businesses.

The table below sets forth the revenues from other businesses of the Company for the year ended December 31, 2006 compared with those of the same period in 2005:

Unit: RMB thousands

	For the year ended December 31,
			Increase/
	2006	2005	(Decrease)
Category of Businesses
On-board and in-station sales of goods	33,846	29,172	16.0%
Station services	29,814	39,430	(24.4%)
Others	64,930	108,860	(40.1%)

Total	128,590	177,462	(27.5%)

3.	COST ANALYSIS

In 2006, the total operating expenses of the Company were RMB2,693.9 million, representing an increase of 6.5% from RMB2,529.7 million in 2005, among which, the railway operating expenses were RMB2,527.9 million, representing an increase of 8.1% from RMB2,339.4 million in 2005. Expenses of other businesses were RMB166 million, representing a decrease of 12.8% from RMB190.3 million in 2005.

For the year ended December 31, 2006, the railway operating expenses of the Company mainly include:
•	Business tax

The business tax for 2006 was RMB98.57 million, representing an increase of 13.9% from RMB86.57 million in 2005. Such increase was due to the increase in the revenues of the Company.

•	Labor and benefits

In 2006, labor and benefits expenses amounted to RMB718 million, representing an increase of 20.2% from RMB597.3 million in 2005. The increase was mainly due to: (1) the additional operation of long-distance passenger trains during the year, which led to the increase in the workload of related operation staff; (2) the implementation of the performance based salary policy; steady increase of operating results in 2006 resulted in the overall increase in employees’ salaries and benefits.

Management’s Discussion and Analysis
•	Equipment leases and services

In 2006, expenses on equipment leases and services of the Company amounted to RMB633 million, representing an increase of 24.7% from RMB507.6 million in 2005. This was mainly due to: (1) the additional operation of long-distance passenger trains, which led to the corresponding increase in railway usage fees; and (2) the increase in the number of temporary passenger trains operated during the Spring Festival season in 2006, which led to the increase of related equipment leases and services fees.

•	Materials and supplies

Materials and supplies include materials, fuel, water and electricity consumption. In 2006, the Company’s materials and supplies expenses amounted to RMB268.3 million, representing a decrease of 5.5% from RMB283.9 million in 2005. The main reason for the decrease was the reduction of materials used in repairment.

•	Repair expenses (excluding materials and supplies)

Repair expenses (excluding materials and supplies) decreased by 19.2% from RMB263.0 million in 2005 to RMB212.4 million in 2006. The decrease was mainly due to the decrease in railway repair workload contracted out this year.

•	Depreciation

Depreciation expenses of fixed assets increased by 9.8% from RMB289.2 million in 2005 to RMB317.4 million in 2006, which was mainly due to the increase in the fixed assets of the Company.

•	Social services fees

Social services fees of the Company in 2006 were RMB74.52 million, generally equal to RMB78.23 million of 2005.

•	Utility and Office expenses

General and administration expenses of the Company in 2006 were RMB102.9 million, representing a decrease of 6.2% from RMB109.7 million in 2005. The decrease was mainly due to the decrease in the provision for impairment.

Management’s Discussion and Analysis
4.	TAXATION

As the Company is a corporation incorporated in the Shenzhen Special Economic Zone, it is subject to an income tax at a rate of 15%. According to relevant taxation regulations, other businesses of the Company and its subsidiaries are subject to an income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expenses of the Company and its subsidiaries were RMB149.2 million in 2006, implying an effective tax rate of 16.2%, increased by 35% from RMB110.2 million in 2005, which was mainly due to the increase in profit before tax of the Company.

5.	ANALYSIS OF FINANCIAL POSITION

Assets, liabilities and shareholders’ equity

Set out below are the assets, liabilities and shareholders’ equity of the Company and its subsidiaries as at December 31, 2006 compared with those as at December 31, 2005:

Unit: RMB thousands

	December 31,	December 31,	Increase/
	2006	2005	Decrease
		Restated
Current assets	6,515,273	2,473,931	163.4%
Non-current assets	17,827,846	9,382,539	90.0%
Total assets	24,343,119	11,856,470	105.3%

Current liabilities	2,236,470	2,006,807	11.4%
Non-current liabilities	1,886,719	4,830	38,962.5%
Total liabilities	4,123,189	2,011,637	105.0%
Minority interests	50,922	48,757	4.4%

Total shareholders’ equity	20,169,008	9,796,076	105.9%

Share capital	7,083,537	4,335,550	63.4%
Reserves	13,085,471	5,460,526	139.6%

Total shareholders’ equity	20,219,930	9,844,833	105.4%

As of December 31, 2006, total assets of the Company were RMB24,343.1 million, representing an increase of RMB12,486.6 million from RMB11,856.5 million as of December 31, 2005. The increase in the total assets was mainly due to the A Share offering and the construction of the Fourth Rail Line.
As of December 31, 2006, current assets of the Company were RMB6,515.3 million, representing an increase of RMB4,041.4 million from RMB2,473.9 million as of December 31, 2005. This was mainly due to the increase in cash and cash equivalents in a sum of RMB4,739.7 million, as a result of the completion of the A share offering of the Company.

Management’s Discussion and Analysis
As of December 31, 2006, non-current assets of the Company were RMB17,827.8 million, representing an increase of RMB8,445.3 million from RMB9,382.5 million as of December 31, 2005. This was primarily due to an increase in the amount of RMB8,152.4 million for construction-in-progress, prepayment and deferred acquisition costs relating to a business combination for acquiring certain railway assets from a related company.
As of December 31, 2006, the current liabilities of the Company were RMB2,236.5 million, representing an increase of RMB229.7 million from RMB2,006.8 million in 2005. This was mainly due to the increase in trade payables, payables for construction-in-progress, accrued expenses and other payables, tax payable and housing fund payable in a total sum of RMB1,183.3 million and the decrease in the amounts due to related parties in a sum of RMB953.2 million.
As of December 31, 2006, the shareholders’ equity of the Company was RMB20,219.9 million, representing an increase of RMB10,375.1 million from RMB9,844.8 million as of December 31, 2005. This was mainly due to the increase in share capital and reserves in a sum of RMB10,372.9 million when compared with that of 2005, as a result of the A share offering.
As of December 31, 2006, the gearing ratio of the Company was 16.9%.
As of December 31, 2006, the Company had no charge on any of its assets and had not provided any guarantees.
Liquidity and capital resources
In 2006, the principal source of capital of the Company were revenues generated from operations and A share issue. In 2006, the net cash flow from the Company’s operations was RMB1,112 million, representing a decrease of RMB268.1 million from RMB1,380.1 million in 2005.
The Company’s capital was mainly used for capital and operating expenses and payment of taxes and dividends. In 2006, the Company spent RMB3,202.7 million on purchase of fixed assets and construction-in- progress. It also paid RMB117.2 million for income tax and approximately RMB520.7 million for dividends.
The table below sets forth the comparisons of the major items in the consolidated cash flow statements of 2006 and 2005.
Unit: RMB thousands

			Increase/
	2006	2005	(Decrease)
Net cash inflows from operating activities	1,112,004	1,380,147	(268,143)
Net cash from (used in) investment activities	(7,833,331)	(820,915)	(7,012,416)
Net cash from (used in) financing activities	11,461,030	(491,733)	11,953,036

Net cash and cash equivalents inflows	4,739,703	67,499	4,672,204

The Company believes it has sufficient working capital to meet its operation and development requirements.

Management’s Discussion and Analysis
6. COMMITMENTS
(1)	Capital commitments (except for (2))

As of December 31, 2006, the Company had the following capital commitments which were authorized but not contracted for and contracted but not provided for:

Unit: RMB thousands

	2006	2005
Authorized but not contracted for	1,384,287	3,985,253
Contracted but not provided for	3,137,581	3,331,311

A substantal amount of these commitments is related to the construction of the Fourth Rail Line and purchase of new locomotives.

(2)	Capital commitments relating to the acquistion of net assets of Yangcheng Railway

Please refer to Note 36 for details.

(3)	Operating lease commitments

As of December 31, 2006, the total future minimum lease payments under non-cancellable operating leases were as follows:

Unit: RMB thousands

	2006	2005
Machinery and equipment	69,673	75,375
— not more than 1 year	69,673	75,375
— more than 1 year but not more than 5 years	—	—

7. FOREIGN EXCHANGE RISK AND HEDGING
The Company currently holds a certain amount of United States dollars (“USD”) and Hong Kong dollars (“HKD”) deposits. It also earns revenues in HKD from its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected. In 2006, the fluctuations in the exchange rate led to a book loss of foreign exchange of the Company in the amount of approximately RMB13.68 million due to the continuous revaluation of RMB against USD and HKD.

Management’s Discussion and Analysis
8.	INTEREST RATE RISK

Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Center of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. In order to finance the construction of infrastructure and large asset purchases, the Company has obtained loans with commercial banks. If there are relatively strong fluctuations in the rates of interest for the relevant deposits or loans, the operating results of the Company will be affected. Details of the loans of the Company in 2006 are set out in “Bank Borrowings” in the Report of Directors of this annual report.

9.	POTENTIAL IMPAIRMENT LOSS IN INVESTMENT IN AN ASSOCIATE

As of December 31, 2006, the Company’s investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”), amounted to approximately RMB140 million (at cost). In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited (“Guangzhou Guantian”), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company. On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited (“Guangzhou Guanhua”) and Guangzhou Guanyi Real Estate Company Limited (“Guangzhou Guanyi”) agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited (“Guangzhou Guancheng”) to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

On December 15, 2003, the Higher People’s Court of Guangdong Province (“the Court”) accepted Guangzhou Guantian’s re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In December 2005, the Court commenced procedures for re-trial. The Court reheard the case on November 14, 2006 and December 25, 2006, respectively. Up to the date of this report, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Directors are of the opinion that the guarantee arrangement would be determined invalid according to the relevant PRC rules and regulations. Accordingly, the Directors consider that as of the date of this report, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company. It undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

Management’s Discussion and Analysis
10. EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS
(1)	Employees

As of December 31, 2006, the Company had in total 9,411 employees, representing an increase of
529 compared to that at the end of 2005. This was mainly due to the additional operation of long- distance trains, which required more hands.

The professional composition of the employees

Category of profession	Number
Administrative personnel	591
Technical personnel	780
Ordinary operation personnel	8,040

Total	9,411

Education level of employees

Category of education level	Number
Postgraduate or above	22
Undergraduate	475
College for professional training	886
Others (Secondary vocational school, high school and vocational technical school, etc)	8,028

Total	9,411

(2)	Salary and benefits

The Company’s salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In 2006, the Company paid approximately RMB718 million for salaries and benefits.

Management’s Discussion and Analysis
Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:
As a Percentage of the Aggregate Salaries of the Employees in 2005

	Employees
	residing
	in Guangzhou
	area of along	Employees
	the Guangzhou-	residing in
Employees’ benefits	Shenzhen line	Shenzhen
Housing fund	7%	13%
Retirement pension	18%	18%
Supplemental retirement pension	5%	5%
Basic medical insurance	8%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Other welfare fund	6%	8%
(3)	Training

During 2006, the Company provided 8,352 units of training on post standardization and adaptability for its employees including standardized operation, passenger and freight transportation marketing, safety education, training on speed raising and adjustment of railway traffic diagram, training on new technology and new equipment and handling of emergency, etc. The total expenses for these training programmes in 2006 was approximately RMB3.04 million.

Report of Directors
Report of Directors

Report of Directors
The Board of Directors (the “Board”) is pleased to present the Report of Directors together with the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2006.
SUMMARY OF REPORT OF DIRECTORS
The Board held eight meetings in 2006, the details of which are set out in the Corporate Governance Report of this annual report.
GENERAL MEETINGS
1. Annual general meetings
(1)	On May 11, 2006, the Company held 2005 annual general meeting. The resolutions were published in Hong Kong Commercial Daily and The Standard dated May 12, 2006.
2. Extraordinary general meetings
(1)	The fist extraordinary general meeting:

On January 20, 2006, the Company held the first 2006 extraordinary general meeting. The resolutions were published in Hong Kong Economic Times and The Standard dated January 23, 2006.

(2)	The second extraordinary general meeting:

On March 3, 2006, the Company held the second 2006 extraordinary general meeting. The resolutions were published in Hong Kong Economic Times and The Standard dated March 6, 2006.

(3)	The third extraordinary general meeting:

On June 27, 2006, the Company held the third 2006 extraordinary general meeting. The resolutions were published in Hong Kong Commercial Daily and The Standard dated June 28, 2006.
PRINCIPAL ACTIVITIES AND FINANCIAL RESULTS
The Company is mainly engaged in railway passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services. The Company also operates the passenger transportation service of Hong Kong Through Trains together with KCRC in Hong Kong. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.

Report of Directors
The consolidated operating results of the Company and its subsidiaries for the year ended December 31, 2006 and the financial positions of the Company and its subsidiaries as of December 31, 2006 are set out in the consolidated balance sheets and consolidated income statement prepared in accordance with International Financial Reporting Standards (“IFRS”) of this annual report, respectively.
PROFIT APPROPRIATION
For the year ended December 31, 2006, the appropriations of profit as dividends and reserves proposed by the Board are set out in Note 31 and Note 21 to the financial statements, respectively.
DIVIDENDS
The Company did not declare any interim dividend for the six months ended June 30, 2006.
According to the resolution of the second 2006 extraordinary general meeting held on March 3, 2006, the accumulated unappropriated earnings prior to the A share issue will be shared by all the new and old shareholders after the issue.
On April 19, 2006, the Board recommended the payment of a final dividend of RMB0.08 per share to the shareholders of the Company for the year ended December 31, 2006. Details of the final dividend payments to holders of H Shares are to be announced subject to the approval of the shareholders at the 2006 annual general meeting. The date and procedure for the payment of the final dividends will be announced separately.
Holders of H Shares whose names appear on the Register of Members on June 28, 2007 will qualify for the final dividend for the year ended December 31, 2006. The Register of Members for H Shares will be closed from May 29, 2007 to June 28, 2007, both days inclusive.
Holders of H Shares who wish to qualify for entitlement to the final dividend must lodge all transfer forms, together with the relevant share certificates, with the Company’s share registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:00 p.m. on May 28, 2007, the last trading day before the Register of Members is closed.
In accordance with the articles of association of the Company (the “Articles of Association”), the dividend for domestic shares will be calculated, declared and paid in RMB while the dividend for overseas listed shares will be calculated and declared in RMB and paid in the currency of the countries/regions in which its shares are listed.
ENTRUSTED DEPOSITS
As of December 31, 2006, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.
TRUST
The Company did not engage in any trust business in the year.

Report of Directors
CONTRACTED BUSINESS
The Company did not engage in any contracted business in the year.
BANK BORROWINGS
1.	On September 28, 2006, the Company entered into “Fixed Assets Loan Agreement” with Industrial and Commercial Bank of China Co., Ltd Guangzhou Miaoqian Zhijie Sub-branch with respect to the provision of a fixed assets loan of RMB1.2 billion by Industrial and Commercial Bank of China Co., Ltd Guangzhou Miaoqian Zhijie Sub-branch to the Company for the construction of the Fourth Rail Line. The loan is to be drawn down from time to time according to the progress of the project. The term of the borrowing is five years. The rate of interest is 5.832% for the first year and will be 10% lower than the official interest rate for loans of relevant grade in the following years.

2.	On September, 2006, the Company entered into “Fixed Assets Loan Agreement” with Industrial and Commercial Bank of China Co., Ltd Shenzhen Luohu Sub-branch with respect to the provision of a fixed assets loan of RMB500 million by Industrial and Commercial Bank of China Co., Ltd Shenzhen Luohu Sub- branch to the Company for the construction of the Fourth Rail Line. The loan is to be withdrawn for times according to the progress of the project. The term of the borrowing is five years from September 2006 to September 2011. The interest rate is 5.832% in the first year and 10% lower than the official rate of interest for the relevant grade in the following years.

3.	On October 2006, the Company entered into “RMB Loan Agreement” with China Construction Bank Co., Ltd Shenzhen Branch with respect to the provision of a fixed assets loan of RMB500 million by China Construction Bank Co., Ltd Shenzhen Branch to the Company for the technical transformation and capacity expansion project of the Guangzhou-Shenzhen line. The loan is to be withdrawn for times according to the progress of the project. The term of the borrowing is five years from October 30, 2006 to October 29, 2011. The rate of interest is 10% lower than the official rate for the relevant grade of the year.

4.	On October 30, 2006, the Company entered into “Loan Agreement” with Shenzhen Commercial Bank Renminlu Sub-branch with respect to the provision of a fixed assets loan of RMB160 million by Shenzhen Commercial Bank Renminlu Sub-branch to the Company for the construction of the Fourth Rail Line. The loan is to be withdrawn for times according to the progress of the project. The rate of interest is 5.832% in the first year and is 10% lower than the official rate of interest for the relevant grade in the following years.
As of December 31, 2006, the bank borrowing of the Company is set out in Note 22 to the finanical statements.
CHARGE ON ASSETS AND GUARANTEE
As of December 31, 2006, there were no outstanding charges against any of the Company’s assets and the Company did not have any guarantee outstanding.
INTEREST CAPITALIZED
The interest capitalized in the construction-in-progress or fixed assets of the Company and its subsidiaries during 2006 is set out in Note 8 to the financial statements.

Report of Directors
FIXED ASSETS
Movements in fixed assets of the Company and its subsidiaries during 2006 are set out in Note 7 to the financial statements.
TAXATION
As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 15%. The rate is 18% lower than that of the standard income tax rate of 33% applicable to PRC companies.
Details of taxation of the Company and its subsidiaries are set out in Note 28 to the financial statements.
RESERVES
Movements in the reserves of the Company and its subsidiaries during the year are set out in Note 21 to the financial statements.
STATUTORY PUBLIC WELFARE FUND
Details of the Company’s statutory public welfare fund are set out in Note 21 to the financial statements.
SUBSIDIARIES
Details of the Company’s principal subsidiaries as of December 31, 2006 are set out in Note 10 to the financial statements.
EQUIPMENT AND MAINTENANCE
As at December 31, 2006, the Company owns 12 diesel high-speed locomotives, five high-speed electric locomotives, 18 shunting locomotives, one high-speed electric passenger train and 300 passenger coaches of various types. The Company leases eight high-speed electric passenger trains from Guangzhou China Railway Rolling Stocks Sales and Service Company Limited The freight cars used by the Company are all leased from the MOR, to which the Company paid rental and depreciation fees based on the uniform rate set by the MOR.

Report of Directors
INFORMATION RELATING TO THE SHARE CAPITAL
20,536,760 ADSs (each ADS represents 50 H Shares) of the Company were listed on the NYSE on May 30, 1996 (New York time) and 217,812,000 H Shares were listed on the Hong Kong Exchange on May 14, 1996 (Beijing time). Upon the exercise of the over-allotment option by the underwriters, the Company further issued 186,650,000 H Shares in the form of ADSs on May 24, 1996. The total number of issued H Shares therefore increased to 1,431,300,000. Each share has a par value of RMB1.00.
The Company issued a total of 2,747,987,000 A Shares in its IPO on the PRC domestic market in December 2006, which raised about RMB10 billions. Each share has a par value of RMB1.00. Among the A shares, 1,267,043,000 shares are without restrictions on sales and 550,100,000 shares are with restrictions on sales. They have been listed for trading on Shanghai Stock Exchange on December 22, 2006 and March 22, 2007, respectively.
The total share capital of the Company after the A Share issue is RMB7,083,537,000.
SHARE CAPITAL STRUCTURE
As of December 31, 2006, the share capital of the Company consisted of:

	Number of	Percentage
Class of share capital	share capital	of shares
	(’000)	(%)
Domestic tradable shares with restrictions on sales (A shares)	4,385,194	61.9
Domestic tradable shares without restrictions on sales (A shares)	1,267,043	17.9
Overseas tradable shares (H shares)	1,431,300	20.2

Total	7,083,537	100.0

Report of Directors
(1)	As of the end of the reported period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales of the Company were as follows:

Unit: Share

Total number of shareholders	66072, including 65700 shareholders of A Shares and 372 shareholders of H Shares

Top ten shareholders

				Number of	Number
			Total	shares with	of shares
	Nature of	Ownership	number of	restrictions	in pledge
Name of shareholder	shareholder	percentage	shares held	on sales held	or frozen
Guangzhou Railway (Group) Company	State-owned	41.00%	2,904,250,000	2,904,250,000	None

HKSCC NOMINEES LIMITED (Note)	Foreign-funded	19.72%	1,396,616,664	—	Unknown

China Life Insurance Company Limited	Unknown	1.13%	79,787,000	79,787,000	Unknown

Ping An Life Insurance Company of China, Ltd.	Unknown	1.13%	79,787,000	79,787,000	Unknown

CPIC Life	Unknown	1.13%	79,787,000	79,787,000	Unknown

New China Life	Unknown	1.13%	79,787,000	79,787,000	Unknown

Tai Kang Life	Unknown	1.13%	79,787,000	79,787,000	Unknown

China National Machinery Industry Corporation	Unknown	0.94%	66,489,000	66,489,000	Unknown

Taiyuan Iron & Steel (Group) Company Ltd.	Unknown	0.94%	66,489,000	66,489,000	Unknown

Baosteel Group Company Ltd.	Unknown	0.93%	65,817,000	53,191,000	Unknown

Report of Directors
     Top ten shareholders holding shares without restrictions on sales

	Number of shares without
Name of shareholder	restrictions on sales held	Class of shares
HKSCC NOMINEES LIMITED (Note)	1,396,616,664	H Shares

China Life Insurance Company Limited
— Dividend — Individual dividend
— 005L — FH002Shanghai	12,628,000	A Shares

China Life Insurance Company Limited
— Traditional — Ordinary insurance products
— 005L — CT001Shanghai	12,627,000	A Shares

Baosteel Group Company Ltd.	12,626,000	A Shares

State-run Shanxi Diesel Engine Plant	12,625,000	A Shares

Beijing Great Wall Radio Factory	12,624,000	A Shares

Cnooc Finance	12,622,000	A Shares

China Life Insurance Company Limited
— Traditional — Ordinary insurance products	10,838,687	A Shares

China Shipbuilding Industry Corporation Finance	10,573,000	A Shares

Fang Guohua	10,119,609	A Shares

Statement regarding connectedness or unanimity of the above shareholders	The Company is unaware whether the above shareholders are connected or unanimous
Note: The H Shares held by HKSCC NOMINEES LIMITED is held on behalf of various customers.

Report of Directors
(2)	The number of shares with restrictions on sales held by shareholders among the top ten and restrictions on sales:

Unit: Share

	Name of
	shareholder	Number of shares	Time	Number of
	of shares with	with restrictions	for listing	additional
No.	restrictions on sales	on sales held	and trading	tradable shares	Restrictions on sales
1	Guangzhou Railway (Group) Company	2,904,250,000	December 22, 2009	2,904,250,000	Within 36 months after the date of A Share issue, the holder shall not transfer or entrust others to manage the shares of the issuer held, nor shall the issuer acquire the shares

2	China Life Insurance (Group) Company	79,787,000	December 22, 2007	79,787,000	Shares for strategic investors, Company Limited locked up 12 months from the date of issue of A Shares

3	Ping An Life Insurance	79,787,000	December 22, 2007	79,787,000	Shares for strategic investors, Company of China, Ltd. locked up 12 months from the date of issue of A Shares

4	CPIC Life	79,787,000	December 22, 2007	79,787,000	Shares for strategic investors, locked up 12 months from the date of issue of A Shares

5	New China Life	79,787,000	December 22, 2007	79,787,000	Shares for strategic investors, locked up 12 months from the date of issue of A Shares

6	Tai Kang Life	79,787,000	December 22, 2007	79,787,000	Shares for strategic investors, locked up 12 months from the date of issue of A Shares

7	China National Machinery Industry Corporation	66,489,000	December 22, 2007	66,489,000	Shares for strategic investors, locked up 12 months from the date of issue of A Shares

8	Taiyuan Iron & Steel (Group) Company Ltd.	66,489,000	December 22, 2007	66,489,000	Shares for strategic investors, locked up 12 months from the date of issue of A Shares

9	Baosteel Group Company Ltd.	53,191,000	December 22, 2007	53,191,000	Shares for strategic investors, locked up 12 months from the date of issue of A Shares

Report of Directors
(3)	So far as the Directors, Supervisors and other senior management are aware, as at December 31, 2006, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

H Shares of the Company

						Percentage	Percentage
Name of	Class of	Number of			Type of	of class	of total
shareholder	shares	shares held		Capacity	interests	of shares	share capital
JPMorgan Chase & Co.	H Shares	113,258,000	(L)	Investment	Corporate	7.91%	1.60%
		75,514,000	(P)	manager		5.28%	1.07%

Merrill Lynch & Co., Inc.	H Shares	99,591,850	(L)	Investment	Corporate	6.96%	1.41%
				manager

Sumitomo Life Insurance	H Shares	86,838,000	(L)	Interest of	Corporate	6.07%	1.23%
Company				controlled
				corporation

Sumitomo Mitsui Asset	H Shares	86,838,000	(L)	Investment	Corporate	6.07%	1.23%
Management Company,				manager
Limited

HSBC Halbis Partners	H Shares	85,106,000	(L)	Investment	Corporate	5.95%	1.20%
(Hong Kong) Limited				manager

Note:	As at December 31, 2006, Sumitomo Life Insurance Company was deemed to be interested in 86,838,000 H Shares (representing approximately 6.07% of the total H Shares of the Company or 1.23% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.
The letter “L” denotes a long position; “P” denotes lending pool.

4.	Public Float

As at April 19, 2006, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Exchange Listing Rules as regard to sufficiency of public float.

Report of Directors
PRE-EMPTIVE RIGHTS
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.
DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Details of the Directors, supervisors and senior management of the Company as of April 19, 2007 are as follows:

Name	Gender	Age	Position	Nationality	Period of Engagement
Directors:

Wu Junguang	Male	58	Chairman of the Board	Chinese	May 2005-May 2008
Yang Yiping	Male	57	Director and General Manager	Chinese	June 2006-May 2008
Cao Jianguo	Male	48	Director	Chinese	June 2006-May 2008
Wu Houhui	Male	58	Director	Chinese	May 2005-May 2008
Wen Weiming	Male	44	Director	Chinese	May 2005-May 2008
Yang Jinzhong	Male	55	Director and Chairman of the Trade Union	Chinese	May 2005-May 2008
*Chang Loong Cheong	Male	61	Independent Director	Hong Kong, the PRC	May 2005-May 2008
*Deborah Kong	Female	47	Independent Director	Australian	May 2005-May 2008
*Wilton Chau Chi Wai	Male	45	Independent Director	Singaporean	May 2005-May 2008

Supervisors:

Yao Muming	Male	53	Chairman of the Supervisory Committee	Chinese	May 2005-May 2008
Chen Ruixing	Male	45	Supervisor	Chinese	June 2006-May 2008
Li Jin	Female	49	Supervisor	Chinese	June 2006-May 2008
Li Zhiming	Male	45	Supervisor	Chinese	May 2005-May 2008
Chen Yunzhong	Male	54	Supervisor	Chinese	May 2005-May 2008
Wang Jianping	Male	43	Supervisor	Chinese	May 2005-May 2008

Other senior management:

Wu Weimin	Male	49	Deputy General Manager	Chinese	January 2004-present
Han Dong	Male	45	Deputy General Manager	Chinese	August 2004-present
Yao Xiaocong	Male	53	Chief Accountant	Chinese	August 2004-present
Guo Xiangdong	Male	41	Company Secretary	Chinese	January 2004-present
Luo Jiancheng	Male	34	General Manager Assistant	Chinese	January 2006-present

*	Independent non-executive directors who are also Hong Kong residents.

Report of Directors

Note:	1.	The termination of the engagement shall be on the day when the general meeting is held at which a new board and a new supervisory committee are elected.

	2.	In the period of this report, none of the directors, supervisors or other senior management held or dealt in the shares of the Company.
On January 13, 2006, resolutions were passed at the seventh meeting of the fourth session of the Board to appoint Mr. Zhuang Mingcan as Deputy General Manager and Mr. Luo Jiancheng as General Manager Assistant of the Company.
On April 26, 2006, resolutions were passed at the tenth meeting of the fourth session of the Board to appoint Mr. Yang Yiping as General Manager of the Company, terminate the engagement of Mr. Li Kelie as General Manager of the Company, terminate the engagement of Mr. Li Qingyun and Mr. Zhuang Mingcan as Deputy General Managers of the Company and terminate the engagement of Mr. Sun Tao as Chief Engineer of the Company.
On June 27, 2006, resolutions were passed at the third 2006 extraordinary general meeting to elect Mr. Yang Yiping and Mr. Cao Jianguo as Directors of the fourth session of the Board and to terminate the engagement of Mr. Li Kelie and Mr. Hu Lingling as Directors of the fourth session of the Board. Resolutions were also passed to elect Mr. Chen Ruixing and Ms Li Jin as Supervisors of the fourth session of Supervisory Committee and to terminate the engagement of Mr. Tang Dinghong and Mr. Chen Yongbao as Supervisors of the fourth session of Supervisory Committee of the Company.
PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Directors
Wu Junguang, aged 58, joined the Company in June 2003 and is Chairman of the Board. Mr. Wu graduated from South China Normal University Since 1964, he has served in various managerial positions in various railway departments. He had served as stationmaster of the Guangzhou Station, general manager of Yangcheng Railway Company and in other positions. From April 2002 to February 2007 he was general manager of Guangzhou Railway (Group) Company. He has been chairman of Guangzhou Railway (Group) Company since June 2003. He has served as chairman and secretary of the Party committee of Guangzhou Railway (Group) Company since February 2007. Mr. Wu is also chairman of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and China Railway Holdings (Hong Kong) Company.
Yang Yiping, aged 57, joined the Company in April 2006 and is a Director, General Manager and Director of the Party and Labor Committee of the Company. Mr. Yang graduated from the Party School of the CPC and holds a graduate’s degree in economics and management. Mr. Yang is also a senior political engineer. Since 1970, he has served in various managerial positions in various railway departments. He was member of the senior management of Engineering Company of Guangzhou Railway Bureau, Hainan Railway Company, Guangmeishan Railway Company Limited, Guangzhou Railway (Group) Company and Yangcheng Railway Company. Before joining the Company, he was secretary of the Party and Labor Committee of Guangzhou Railway (Group) Guangzhou Office.

Report of Directors
Cao Jianguo, aged 48, joined the Company in June 2006 and is a Director of the Company. Mr. Cao graduated from Central South University, majoring in railway transportation. As an engineer, Mr. Cao has been engaged in the organization and coordination of railway transportation for a long time. He had served as stationmaster of Zhuzhou North Station and deputy general manager of Changsha Railway Company. From April 2005 to March 2006 he was vice director of Transportation Department of Guangzhou Railway (Group) Company. Since March 2006 he has been deputy general manager of Guangzhou Railway (Group) Company. Mr. Cao is also vice chairman of Shenzhen Pingnan Railway Company Limited.
Wu Houhui, aged 58, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College and is a senior economist. Mr. Wu served in various managerial positions in the Parent Company from 1984 to 2003. Since July 2003 he has been chief economist of Guangzhou Railway (Group) Company. Mr. Wu is also chairman of Sanmao Enterprise Development Company Limited and director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.
Wen Weiming, aged 44, joined the Company in June 2003 and is a Director of the Company. Mr. Wen graduated from the Workers University of Guangzhou Railway Bureau and the Party School of the CPC and is a senior accountant. He has many years of experience in the financial field. He had served as director of the finance sub-section of Yangcheng Railway Company. From May 2001 to September 2003 he was vice-director and director of the finance department of Guangzhou Railway (Group) Company. Since September 2003, he has been vice chief accountant of Guangzhou Railway (Group) Company. Mr. Wen is also director of Guangmeishan Railway Company Limited and Xingguangji Company and chairman of the supervisory committee of Yuehai Railway Company Limited, CYTS Tours GuangDong Railway Co., Ltd and Guangdong Tiecheng Enterprise Company Limited.
Yang Jinzhong, aged 55, joined the Company in August 2000 and is a Director and the Chairman of the Trade Union of the Company. Mr. Yang graduated from the Harbin Institute of Electrical Technology and is an engineer. He has more than 30 years of experience in the railway industry. He had served in various managerial positions in Wuhan Railway Sub-administration. From August 2000 to April 2005, Mr. Yang served as the stationmaster of the Shenzhen North Railway Station, the manager of the Transportation Department of the Company and the stationmaster of the Shenzhen Railway Station. Since April 2005 he has been Chairman of the Trade Union of the Company; since March 2006 he has been vice secretary of the Party and Labor Committee and Chairman of the Trade Union of the Company.
Chang Loong Cheong, aged 61, joined the Company in March 1996 and is an independent non- executive Director of the Company. Mr. Chang holds a management certificate from the Hong Kong Management Association. He is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang was a manager of Cathay Hotel in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and was general manager and a director of Noble Ascent Company Limited. Mr. Chang is also an independent non- executive director of China Technology Development Group Corp.
Deborah Kong, aged 47, joined the Company in March 1996 and is an independent non-executive Director of the Company. Ms. Kong is currently an executive director of Centennial Resources Company Limited. Ms. Kong obtained a Bachelor of Arts degree from Sydney University and a Master Diploma in Finance from Macquarie University in Australia. She is a member of the People’s Political Consultative Standing Committee of Shandong Province in the PRC.

Report of Directors
Wilton Chau Chi Wai, aged 45, joined the Company in June 2004 and is an independent non- executive Director of the Company. Mr. Chau obtained a bachelor’s degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton and a Master of Business Administration degree from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and a council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and Managing Partner of QLeap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd and a director of Spring Leaf Company Limited and CL Shield Foundation Limited.
Supervisors
Yao Muming, aged 53, joined the Company in April 1997 and is Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao had been secretary of the Commission for Inspecting Discipline of the Parent Company. Since November 2004 he has been vice secretary of the Party Committee and secretary of the Commission for Inspecting Discipline of Guangzhou Railway (Group) Company. Mr. Yao is also chairman of the supervisory committee of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.
Chen Ruixing, aged 45, joined the Company in June 2006 and is a Supervisor of the Company. Mr. Chen graduated from Hunan Normal University. He had served as vice director of Guangzhou Passenger Transportation Department, chief of Cadres Department, chief of Labor and Wage Sub-division, chief of Cadres Sub-division of Yangcheng Railway Company. Mr. Chen has been chief of Personnel Department of Guangzhou Railway (Group) Company since July 2003.
Li Jin, aged 49, joined the Company in June 2006 and is a Supervisor and accountant of the Company. Ms Li was chief economist of Guangzhou Passenger Transportation Department, chief of Sub-division of Planning and Statistics, chief of Sub-division of Finance and chief economist of Yangcheng Railway Company, etc. Since January 2005 she has been chief of Division of Planning and Statistics of Guangzhou Railway (Group) Company.
Li Zhiming, aged 45, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to March 2005, he was chief of Sub-division of Finance of Changsha Railway Company. Since April 2005, Mr. Li has been chief of the audit department of Guangzhou Railway (Group) Company. Mr. Li is also a supervisor of Yuehai Railway Company Limited.
Chen Yunzhong, aged 54, joined the Company in May 2000 and is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver’s School Guangdong Jinan University and the Party School of the CPC He was a member of the senior management of Hainan Railway Company. From May 2000 to March 2006 he was vice secretary of the Party Committee of the Company. Since March 2006 Mr. Chen has been secretary of the Party committee of the Diversified Business Management Center of the Company.

Report of Directors
Wang Jianping, aged 43, joined the Company in July 2003 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC majoring in economics and management. In 1983, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration, Guangzhou Railway (Group) Company since then. Before joining the Company, Mr. Wang was a member of the senior management of Guangzhou Railway Foreign Trade and Economic Development Company . From July 2003 to March 2006 Mr. Wang was vice secretary of Party Committee and secretary of the Commission for Inspecting Discipline of the Company. Since March 2006 he has been director and secretary of the Party Committee of the General Service Center of the Company.
Other senior management
Wu Weimin, aged 49, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labour and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labour and wage sub-section and director of the social insurance centre of Yangcheng Railway Company from December 2000 to January 2004. Since January 2004 he has been a Deputy General Manager of the Company.
Han Dong, aged 45, joined the Company in May 2000 and is a Deputy General Manager of the Company. Mr. Han graduated from the Party School of the CPC majoring in economics and management and is an engineer. Since 1985, Mr. Han had served in various managerial positions in the material and equipment department and the planning and statistic department, passenger and freight transportation marketing department of the railway department. Mr. Han was also a director of the equipment and property department of the Company between September 2001 and August 2004. Since August 2004 he has been a Deputy General Manager of the Company.
Yao Xiaocong, aged 53, is Chief Accountant of the Company. Mr. Yao graduated from the Party School of the CPC majoring in economics and management. Since 1975, Mr. Yao has served in the financial accounting department in the railway departments and has more than 30 years of experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr. Yao was director of the accounting department of Guangzhou Railway (Group) Company before joining the Company as the Chief Accountant in August 2004. Mr. Yao is also an independent director of Shenzhen Great Wall Kaifa Technology Co., Ltd.
Guo Xiangdong, aged 41, is Company Secretary and director of Secretariat of the Board. Mr. Guo graduated from Central China Normal University with a Bachelor of Laws degree and is an economist. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.
Luo Jiancheng, aged 34, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute majoring in transportation management. From 1996 he had served in various managerial positions in the planning and transportation departments of Yangcheng Railway Company, Guangzhou Railway (Group) Company and Sanmao Railway Company Ltd. From 2002 to September 2003, Mr. Luo was chief of the research supervisory section of Guangzhou Railway (Group) Company. From September 2003 to August 2004, he was stationmaster of Shiweitang Station. From August 2004 to January 2006, Mr. Luo served as deputy director of the transportation department of Guangzhou Railway (Group) Company. Since January 2006 he has been the General Manager Assistant of the Company.

Report of Directors
REMUNERATION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
The level of remuneration of the Directors and Supervisors of the Company was determined with reference to the level of remuneration in Shenzhen, where the Company is located, and the job nature of each Director and Supervisor of the Company. The remuneration standard of Directors and Supervisors in each term of office will be considered and recommended by the Remuneration Committee and will be approved and authorised by the shareholders at general meetings of the Company.
The remuneration of the Directors and Supervisors and senior management of the Company for the year ended December 31, 2006 are set out below:
Unit: RMB

								Whether
		Total remuneration received						receive
		from the Company in the period of this report						remuneration
					Employer’s			from
					contribution			shareholders
					pension to	Other		or other
Name	Position	Fees	Salary	Bonus	scheme	allowance	Total	related parties
Wu, JunGuang	Chairman of the Board	18,000	—	—	—	—	18,000	Yes
Yang, YiPing	Director, General Manager	9,000	19,553	239,222	6,316	7,052	281,143	No
Cao, JianGuo	Director	6,000	—	—	—	—	6,000	Yes
Wu, HouHui	Director	12,000	—	—	—	—	12,000	Yes
Wen, WeiMing	Director	12,000	—	—	—	—	12,000	Yes
Yang, JinZhong	Director, Chairman of Trade Union	12,000	30,657	281,934	6,405	9,306	340,302	No
Chang Loong Cheong	Independent Director	143,033	—	—	—	—	143,033	No
Deborah Kong	Independent Director	143,033	—	—	—	—	143,033	No
Wilton Chau	Independent Director	143,033	—	—	—	—	143,033	No
Yao, MuMing	Chairman of Supervisory Committee	12,000	—	—	—	—	12,000	Yes
Chen, RuiXing	Supervisor	6,000	—	—	—	—	6,000	Yes
Li Jin	Supervisor	6,000	—	—	—	—	6,000	Yes
Li, ZhiMing	Supervisor	12,000	—	—	—	—	12,000	Yes
Chen, YunZhong	Supervisor	10,000	32,745	262,408	6,908	9,870	321,931	No
Wang, JianPing	Supervisor	10,000	30,273	263,131	6,473	9,600	319,477	No
Wu, WeiMin	Deputy General Manager	10,000	31,441	284,794	6,704	9,648	342,587	No
Han, Dong	Deputy General Manager	10,000	29,152	263,742	5,966	9,342	318,202	No
Yao, XiaoCong	Chief Accountant	10,000	32,277	304,419	6,820	9,756	363,272	No
Guo, XiangDong	Company Secretary	10,000	28,324	243,701	6,105	9,210	297,340	No
Luo, JianCheng	General Manager Assistant	10,000	1,718	90,052	189	747	102,706	No

Notes:	Details of the remuneration of the Directors, Supervisors and senior management of the Company for 2006 are also set out in Note 26 to the financial statement of this annual report.

Report of Directors
INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY
As of December 31, 2006, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Exchange Listing Rules”). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.
SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS
Each of the Directors of the Company has entered into a service contract with the Company. No other service contract has been entered into between the Company or any of its subsidiaries and any of the Directors or Supervisors that is not determinable by the Company within one year without payment of compensation (other than statutory compensation).
CONTRACTS ENTERED INTO BY THE DIRECTORS AND SUPERVISORS
No Director or Supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of 2006 to which the Company or any of its subsidiaries was a party.
PURCHASE, SALE AND REDEMPTION OF H SHARES
During the year ended December 31, 2006, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of H shares of the Company.
MATERIAL LITIGATION
The Company and its subsidiaries were not involved in any material litigation in 2006 except for the Item 9 “Potential impairment loss in an associate” of “Management’s Discussion and Analysis in this Report.

Report of Directors
ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES’ HOUSING
The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of December 31, 2006. Pursuant to the current policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board. Such treatment conforms with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.
In the financial statements of the Company for the year ended December 31, 2006 prepared in accordance with IFRS, the Company accounted for the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year from January 1, 2006 to December 31, 2006, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to RMB105.64 million.
As of December 31, 2006, the unamortized deferred losses, which were recorded as deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB120.73 million.
MAJOR SUPPLIERS AND CUSTOMERS
Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchase such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.
MATERIAL ACQUISITION OR DISPOSAL
The Company and Guangzhou Railway Group Yangcheng Railway Company (“Yangcheng Railway”) entered into the Railway Operating Assets Acquisition Agreement (the “Acquisition Agreement”) regarding the acquisition of railway transportation assets of Yangcheng Railway by the Company with the proceeds raised in an A shares offering of the Company. On December 29, 2006, the Company paid RMB5,265,250,000 of the proceeds raised from the A Share issue to the Yangcheng Railway. The Company has engaged qualified accountants to conduct an audit of the acquired assets to determine the final consideration for the payment of the remaining amount. The completion of the acquisition will have material impact on the operating scale, financial position and operating results of the Company. Details of the acquisition and its impact on the Company are set out in Note 36 and Note 20 to the Financial Statements of this annual report.

Report of Directors
MATERIAL CONTRACTS
1. Contracts for material connected transactions of the Company
     As of December 31, 2006:
(1)	Contracts for material connected transactions being fulfilled by the Company or its subsidiaries (Details of the Acquisition Agreement are set out in “Material Acquisition or Disposal” of this report)

On January 13, 2006, the Company entered into two continuing connected transactions: Provisional Comprehensive Services Agreement with Guangzhou Railway (Group) Company and Comprehensive Services Agreement with Guangshen Railway Enterprise Development Company (“GEDC”), details of which are set out in the announcement and circular issued by the Company dated January 16, 2006 and January 27, 2006, respectively.

(2)	Contracts for material connected transactions to be performed

The Company issued A Shares in December 2006 and raised funds for the acquisition of railway operating assets and businesses of Yangcheng Railway. To ensure the smooth operation of the Company after the acquisition, the Company entered into continuing connected transactions with Guangzhou Railway (Group) Company and Yangcheng Railway, details of which are set out in the announcement and circular issued by the Company dated November 16, 2004 and December 6, 2004, respectively.
2.      Substantial contracts being fulfilled or to be fulfilled by the Company or its main subsidiaries
(1)	Construction Services Agreements and the Surveying and Design Services Agreements for the Fourth Rail Line

On May 15, 2006, the Company entered into eight Construction Services Agreements and seven Surveying and Design Services Agreements with various parties with a total contract price of RMB2,678 million, details of which are set out in related announcement and circular issued.

Report of Directors
(2)	Demolition compensation Contracts regarding the construction of the Fourth Railway Line

As of the December 31, 2006, the Company had entered into several demolition compensation contracts with various parties. Details of these agreements are set out in the Prospectus for A Share offering by the Company dated December 21, 2006.

(3)	Electric Multiple Units trains (“EMUs”) Purchase Contract

On May 30, 2005, the Company and China International Tendering Company (“CITC”), the purchaser’s agent (together as the “Purchaser”), entered into EMUs Purchase Contract with Bombardier Sifang Power (Qingdao) Transportation Ltd. and Bombardier Transportation Sweden AB (together as the “Seller”) for the purchase of 20 sets of EMUs with a speed of 200 kilometers per hour and spare parts and components by the Company from the Seller. The consideration is RMB2,095.42 million and SEK 449.425 million.

(4)	Passenger trains leasing agreement

On June 22, 2006, the Company renewed the 200Km/h AC-driven Electric Passenger Trains (“Blue Arrow”) Lease Contract with Guangzhou Zhongche Railway Rolling Stock Sales and Service Company Limited. The total rent for eight Blue Arrows is RMB8.99 million per month. The term of renewal is 12 months and the rent is settled monthly. Details of the lease are set out in the Prospectus dated December 21, 2006.

(5)	Loan contracts

Details of loan contracts are set out in “Bank Borrowings” of the Report of Directors of this annual report.

Save as disclosed, there were no contract of significance, between the Company, its major shareholders, or any of its subsidiaries and fellow subsidiary or in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly or which are required to be disclosed under the Listing Rules or the Companies Ordinance (Cap. 32) of the Laws of Hong Kong subsisted at the end of 2006 or at any time during 2006.

Report of Directors
CONNECTION TRANSACTIONS
Details of the Acquisition Agreement and continuing connected transactions are set out in “Material Acquisition or Disposal” of this report.
On June 13, 2006, each of the Company and Shenzhen Fuyuan Enterprise Development Company (“Fuyuan”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Guangzhou Railway Economic and Technological Development General Company (“Guangzhou Railway General Company”, a wholly- owned subsidiary of the Guangzhou Railway (Group) Company), pursuant to which, the Company and Fuyuan transferred 41% and 10% of the equity interest held in Shenzhen Guangzhou Railway Civil Engineering Company, respectively, to Guangzhou Railway General Company for a total consideration of RMB35.2244 million. The transfer of equity interest had no negative impact on the consistency of the main businesses of the Company or the stability of management, and had no material impact on the financial position or operating results of the Company.
The connected transactions in the railway business of the Company in 2006 were carried out on usual terms, in accordance with the conditions and waiver granted by the Hong Kong Exchange and the contracts entered into by the contracting parties.
Details of the transactions with related parties are set out in Note 35 to the Financial Statements of this annual report.
CONFIRMATION BY INDEPENDENT DIRECTORS OF CONNECTED TRANSACTIONS
The independent non-executive Directors of the Company confirmed that the connected transactions (as defined in the Stock Listing Rules of Hong Kong Stock Exchange) entered into by the Company during 2006 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.
INDEPENDENCE OF INDEPENDENT DIRECTORS
The Company has received an annual confirmation of independence from each of Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Exchange Listing Rules. The Company confirms that the independent non-executive Directors are independent of the Company.
AUDIT COMMITTEE
Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors at present. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.

Report of Directors
AUDITORS
The Company appointed PricewaterhouseCoopers as the international auditors of the Company for 2006 and appointed Deloitte Touche Tohmatsu CPA Ltd. as its PRC auditors for 2006.
UNDERTAKING ISSUES
As of December 31, 2006, Guangzhou Railway (Group) Company had observed its undertaking of locking up the shares of the Company for 36 months since December 22, 2006.
PUNISHMENT INCURRED TO THE COMPANY, THE BOARD AND DIRECTORS AND RECTIFICATION
During the period of this report, none of the Company, the Board or the Directors were subject to check, administrative punishment or criticism by the China Securities Regulatory Commission or public condemnation by stock exchanges.
OTHER MATERIAL MATTERS
The Articles of Association of the Company were amended at the 2005 Annual General Meeting held on May 11, 2006. According to the comments of the State-owned Assets Administration Bureau, part of the provisions were amended at the fifteenth meeting of the fourth session of the Board upon authorization of annual general meeting. The amendments were published in Hong Kong Commercial Daily and THE STANDARD.
In December 2006, the A Shares offer of the Company was completed and the shares began to be listed on the Shanghai Stock Exchange. The Company has gone through the relevant registration alternation procedures in March 2007 to change the registered capital from RMB4,335,550,000 to RMB7,083,537,000.
There were no other material matters except for the one disclosed above.
DOCUMENTS AVAILABLE FOR INSPECTION
The full text of the 2006 Annual Report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the PRC.
By Order of the Board
Wu Junguang
Chairman
Shenzhen, the PRC
April 19, 2007

Report of The Supervisory Committee

Report of the Supervisory Committee

Report of The Supervisory Committee
Report of the Supervisory Committee

Report of The Supervisory Committee
As of December 31, 2006, the Supervisory Committee of Guangshen Railway Company Limited (the “Committee”) fulfilled its duties faithfully and carried out work actively in accordance with the PRC Company Law and the Articles of Association of the Company, adhered to the principle of honesty and diligence for the purpose of protecting the interests of the Company and its shareholders. During the period under review, the main work of the Committee is as following:
The Committee held two meetings during 2006, at which it reviewed the Company’s financial Report for 2005, considered and approved Report of The Supervisory Committee for 2005 and suggested to strengthen operating management of the Company. The Committee debriefed PricewaterhouseCoopers Certified Public Accountants and Deloitte Touche Tohmatsu CPA Limited for their introduction and explains about operating results, financial situation and auditing status of the Company for 2005. The Supervisors attended all meetings of the Board during the period under review. The Committee has carefully reviewed the Report of Directors, the financial report and proposed profit distribution to be presented by the Board at the annual general meeting, as well as the prospectus of IPO A Shares of the Company. It combined suggestions on management from domestic and international accountants with the Company’s internal control, and proposed the board and management to improve.
For the relevant affairs of the Company during 2006, the Committee believes that:
1.	The Company’s operation, decision and improvement of its internal control system were fully complied with the Laws and regulations. Directors, general manager and other senior management of the Company may protect the interest of the shareholders and the Company and carry their responsibility without any violating laws and regulations, the Article of Associations and the Company’s benefits.
2.	The information which disclosed in the Annual Report 2006 reflects in true the financial situation and operating results of the Company.
3.	In December 2006, the Company raised approximately RMB10 billion in net from its IPO A Shares. According to the acquisition agreements, the Company paid RMB5.26 billion to Yangcheng Railway Company on December 29, 2006. The rest of the Consideration shall be paid once by the Company when the Consideration is confirmed through a special audit. At present, the rest of capital raised from A Share issue of the Company is deposited in the bank.
4.	The acquisitions and distributions of assets and connected transactions of the Company are fair and reasonable. There is no transaction undisclosed or anything damaged profit of partial shareholders or anything caused asset reduction of the Company.
During 2006, the Company got good results in its core businesses. It also promoted capital operation and succeeded in A Share issue. In 2007, the Company will complete the Acquisition and the combination of assets and businesses after the Acquisition as fast as possible. It will take full advantage of the Fourth Rail Line and the new EMU transport capacity, increase the passenger and freight transport frequency, create better achievement and realize the Forward-leaping Development of the Company.
The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company’s future prospect. We expect that the Company will continue to improve its management and internal control to enlarge and strengthen itself.
By Order of the Supervisory Committee
Yao Muming
Chairman
Shenzhen, the PRC
April 19, 2007

Corporate Governance Report
CORPORATE GOVERNANCE ORDINARY RULES
During the period of this report, the Company has complied with the Company Law, Securities Law and Governance Measure of Listing Company of the P.R.C. and related regulations promulgated by China Securities Regulatory Commission, as well as the Stock listing Rules promulgated by Shanghai Stock Exchange and Exchange Listing Rules. The Company continues to improve its framework of corporation governance and standardize its operation.
For the year ended December 31, 2006, to the best of the knowledge of the Company and its Directors and save as otherwise disclosed in this report, the Company has complied with the relevant code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Exchange Listing Rules.
A.	Board of Directors
1.	Responsibility

The Board of Directors (the “Board”) is responsible for leading the Company in a responsible and effective manner. Its main functions and responsibilities are set out in the Articles of Association of the Company.

The principal duties of the Board include ensuring the Company has competent management, reviewing and approving business objectives, strategies and development plan of the Company; ensuring the daily operations of the Company are conducted in a prudent manner and according to the laws and the relevant policies, and supervising and ensuring that the affairs of the Company are in line with the relevant code of conduct. The management of the Company is responsible for implementing the strategies laid down by the Board and making day-to-day operating decisions. The Company has also set clearly defined scope of powers for its management.

2.	Meetings of the Board

During 2006, the Board held 8 meetings, which were meetings from the seventh to the fourteenth of the fourth session of the Board. The main resolutions and approvals are set out below:
1.	On January 13, 2006, resolution was approved by the Board that the Company signed two contracts about continuing connected transactions with Guangzhou Railway (group) Company and Guangshen Railway Enterprise Development Company, separately. The announcement and circular of these connected transactions were published on Hong Kong Economic Times dated January 14, 2006. The general meeting was proposed to approve that all the shareholders after the completion of A Share issue share the surplus profits before the A Share issue. Resolutions were also approved that Mr. Zhuang Mingcan was appointed as the deputy general manager of the Company and Mr. Luo Jiancheng was appointed as the general manager assistant.

Corporate Governance Report
2.	On March 20, 2006, the Board considered and approved the operating results of the Company for 2005, the details of which were published on Hong Kong Economic Times on the same day. It also approved the proposed profit distribution of the Company for 2005, as well as the Company’s budget for 2006.

3.	On April 26, 2006, the Board approved resolutions including the termination of engagement of Mr. Li Kelie as the general manager of the Company, the appointment of Mr. Yang Yiping as the general manager, the terminations of engagements of Mr. Li Qingyun and Mr. Zhuang Mingcan as deputy general managers and the terminations of engagements of Mr. Sun Tao as the chief engineer of the Company. It also approved resolution of holding the third extraordinary general meeting of the Company in 2006.

4.	On June 13, 2006, the Board considered and approved the resolutions of the Company’s Accounting Report and Consolidated Accounting Report for Reference during Three Years and One Quarter As of March 31, 2006. It also approved resolution of transferring 51 percents shares of Shenzhen Guangshen Railway Civil Engineering Company held by the Company and its subsidiaries to Guangzhou Railway Economy Development company.

5.	On June 29, 2006, the Board considered and approved 20-F Report of the Company for 2005.

6.	On August 22, 2006, the Board considered and approved the Company’s Interim Report for 2006, details of which were published on Hong Kong Economy Times on August 23, 2006. The Board also approved the project to optimize computerized ticketing system for the “As-frequent- as-buses” Train Project between Guangzhou and Shenzhen, the Work Guidance for Company Secretary of the Company and RMB2.5 billion bank loans for the constructions of the fourth line between Guangzhou and Shenzhen.

7.	On November 28, 2006, the Board considered and approved RMB0.9 billion bank loans to meet the construction progress of the fourth line.

Details of the Directors’ attendance records are set out below:

		Number of	Number of
		Board	Board
		Meetings	Meetings
	Number of	Attended	Attended by	Attendance
Director	Board meetings	in Person	Proxy	rate
Wu Junguang	8	8	—	100%
Yang Yiping (note)	3	3	—	100%
Cao Jianguo (note)	3	2	1	66.7%
Wu Houhui	8	7	1	87.5%
Wen Weiming	8	6	2	75%
Yang Jinzhong	8	7	1	87.5%
Chang Loong Cheong (Independent Director)	8	8	—	100%
Deborah Kong (Independent Director)	8	7	1	87.5%
Wilton Chau Chi Wai (Independent Director)	8	7	1	87.5%

Note:	On June 27, 2006, the Company held the third extraordinary general meeting, at which resolutions of appointments of Mr. Yang Yiping and MR. Cao Jianguo as directors of the fourth session of the Board were approved.

Corporate Governance Report
3.	Directors

The Board comprises 9 members, including three executive Directors, three non-executive Directors and three independent non-executive Directors. The board of directors shall have one Chairman. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and experience and they all possess appropriate professional qualifications in accounting or related. All independent non-executive Directors confirmed that they have met the criteria of Rule 3.13 of the Exchange Listing Rules regarding the guidelines for the assessment of independence. The names, biographical details of the Directors and relationship among them are shown in the Report of the Board in this Annual Report.
NOMINATION
The Company does not have a nomination committee. The Board as a whole is responsible for the nomination of appropriate person to shareholders for election at the annual general meeting.
Commission
Directors shall be elected at the shareholders’ general meeting. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon re election. The term of office of the independent directors is three (3) years. At the expiry of an independent director’s term, the term is renewable upon re election. However, the consecutive time of an independent director’s term shall not exceed six years. The Chairman shall be elected and removed by more than one half of the directors. The term of office of the chairman is three (3) years, renewable upon re election. The shareholders’ general meeting may by ordinary resolution remove any director before the expiration of his term of office on the condition that all the relevant laws and administrative regulations are fully complied with.
CHAIRMAN AND GENERAL MANAGER
Mr. Wu Junguang and Mr. Yang Yiping are the Chairman of the Board and the General Manager of the Company, respectively and each has independent functions and duties.
The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner.
The Company does not have a chief executive officer and the relevant duties (including the implementation of business and investment plan of the Company and decision-making on production and management) are performed by the General Manager of the Company.

Corporate Governance Report
Information Support
The Company provides business development information to all the directors, including report forms, documents and meeting summaries. All the directors, especially independent directors, may know the operating situation of the Company through hearing reports or spot visits. The Company shall ensure the working conditions for the independent directors performing their duties. The Company Secretary and other relevant persons shall assist the independent directors while performing their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company.
REMUNERATION OF DIRECTORS
The level of remuneration of the Directors and Supervisors of the Company was determined with reference to the level of remuneration in Shenzhen, where the Company is located, and the job nature of each Director and Supervisor of the Company. The remuneration standard of Directors and Supervisors in each term of office will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at general meetings of the Company.
The remuneration of the Directors and Supervisors and senior management of the Company for the year ended December 31, 2005 are set out in Annual Remuneration of Directors, Supervisors and Senior Management in Report of Directors of this annual report.
INDEPENDENCE OF INDEPENDENT DIRECTORS
The independent directors of the Company counts one-third of all the directors. The Company has received an annual confirmation of independence from each of Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Exchange Listing Rules. The Company confirms that the independent non-executive Directors are independent of the Company.
DIRECTORS’ SECURITIES TRANSACTIONS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Exchange Listing Rules as its own code of conduct regarding securities transactions of the Directors.
After specific enquiry made with all the Directors, the Company confirms that during the year ended December 31,
2006, each of the Directors complied with the required standard set out in the Model Code regarding securities transactions by the Directors.

Corporate Governance Report
B.	Special Committees of the Board
1.	Audit Committee

Members of the Audit Committee are appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Chang Loong Cheong (Chairman of the Audit Committee), Ms. Deborah Kong and Mr. Wilton Chau Chi Wai. They possess appropriate academic and professional qualifications or related financial management expertise. The Audit Committee is provided with sufficient resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.

In 2006, the Audit Committee held four meetings for purposes including reviewing the final results for the year ended December 31, 2005 and interim accounts for the six months ended June 30, 2006, considering the Group’s internal control and financial reporting system, the scope of audit work, the Group’s financial statements, the findings and recommendations of the auditors, the external auditors’ audit plan and recommending to the Board the appointment of external auditors.

The Audit Committee has reviewed and confirmed the Financial Statement of the Company for the year ended December 31, 2006.

Details of attendance record of individual members of the Audit Committee are set out below:

Number of meetings	4

	Audit Committee
Director	meetings attended	Attendance rate
Chang Loong Cheong	4	100%
Deborah Kong	4	100%
Wilton Chau Chi Wai	4	100%
2.	Remuneration Committee

The Remuneration Committee founded by the approval of the Board of the Company. Work rules of Remuneration Committee were set down at the same time. The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at general meetings of the Company. No Director or Supervisor is involved in determining his own remuneration.

Corporate Governance Report
Members of the Remuneration Committee are appointed by the Board. It consists of two executive Directors and three independent non-executive Directors, namely, Mr. Wu Junguang (Chairman of the Remuneration Committee), Mr. Yang Yiping, Mr. Wilton Chau Chi Wai, Mr. Chang Loong Cheong and Ms. Deborah Kong. The Company Secretary, Mr. Guo Xiangdong is the secretary of the Remuneration Committee. The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company’s business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments.

There has not been any change to the remuneration packages granted to the existing Directors or Supervisors of the Company. The Remuneration Committee did not hold any meeting in 2006. The Remuneration Committee will meet at times as and when required to consider remuneration-related matters of the Company.
C.	Internal Supervision and Control
1.	The Supervisory Committee

The Company shall have a supervisory committee. The supervisory committee shall comprise of representatives of shareholders and representatives of staff, among which at least one-third representatives shall be elected from staff. Representatives of shareholders and shall be elected or removed by the shareholders in general meeting and representatives of staff of the Company shall be elected or removed democratically at the by the staff and workers. The supervisory committee shall have one chairman who is subject to election or removal with the consent of half or more of the members of the supervisory committee. The directors, general manager, deputy general managers and financial controller shall not act concurrently as supervisors.

The supervisory committee shall carry out its duties honestly and faithfully in accordance with laws, administrative regulations and these articles of association. It shall also examine the Company’s financial situation and supervise the directors and senior management when they perform duties in the Company to ensure the legal rights of shareholders, the Company and employees.

The component, curriculum vitae and term of members of the supervisory committee are set out in Report of Directors of this annual report.

The number and component of members of the supervisory committee of the Company comply with the requirement of laws and regulations. During 2006, the supervisory committee held two meetings. Representing shareholders, it performed its duties by supervising the Company’s financial situation and the directors and senior management when they perform duties in the Company and by attending all meetings of the Board and the general meeting of the Company. The instances of the supervisory committee are set out in Report of the supervisory committee of this annual report.

Corporate Governance Report
2.	Internal Control

In accordance with our continuous commitment to establish and maintain a high standard in corporate governance, we have commenced conducting an annual review of our internal control system. In addition to our practice in the past years, we have engaged an external adviser to assist us in the conduct of the review on internal controls over financial reporting in accordance with the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the “Act”). In the course of the review, we have identified a number of deficiencies in our internal control system.Our management is in the process of completing the evaluations of these deficiencies and remedying these deficiencies. In addition, further deficiencies may be identified as the Company completes the process of reconciling its financial statements prepared under IFRS to those prepared under US GAAP. If any of these deficiencies is determined to be a material weakness in our internal controls over financial reporting in accordance with the Act upon completion of our management’s assessment in or about June 2007, a detailed description of these deficiencies and the steps being taken to remedy them will be included in our U.S. annual report on Form 20-F for the year ended December 31, 2006. By then, we will also publicly announce the results of such evaluation in Hong Kong and the stock exchange in the PRC on which the Company’s stock is listed.

3.	Auditors

The Company appointed PricewaterhouseCoopers as the international auditors of the Company for 2006 and appointed Deloitte Touche Tohmatsu CPA Ltd. as its PRC auditors for 2006.

The Audit Committee is authorized to consider the engagement, dismission and replacement of the independent auditors, to determine their remuneration and to make suggestions to the Board. The engagement and replacement of auditors of the Company and the audit fees are proposed by the Board and approved or authorized by the general meeting of the Company. The Audit Committee believes that remuneration of the auditors is reasonable.

As of December 31, 2006, the Company’s international auditor has served for a consecutive term of four years and its PRC auditor has served for a consecutive term of two years.

Corporate Governance Report
     The remunerations of the Company’s auditors for 2006 are as follows:

	2006		2005
	Audit	Non-audit	Audit	Non-audit
RMB (thousand)	expenses	expenses	expenses	expenses
PricewaterhouseCoopers	2,200	928	2,000	—
Deloitte Touche Tohmatsu CPA Ltd.	5,200	—	4,200	—

Note:

1.	Allowances for business trip are included in the annual audit expenses. The Company need not pay again.

2.	As of December 31, 2006, the Company paid all the payables.

3.	The Company believes that other service fees shall not influence the independent of the auditors.
D.	Accountability and Audit

The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the accounts for the year ended December 31, 2006, the Directors have selected suitable accounting policies and applied them consistently, made judgments and estimates that are prudent, and prepared the accounts on a going concern basis.

The Company has announced its annual and interim results in a timely manner within the limits of 4 months and 3 months, respectively after the end of the relevant period in accordance with the Exchange Listing Rules.

The responsibilities of the Directors and the auditors as to the preparation of the accounts of the Company are set out in the Auditors’ Report of the annual report.

E.	Appraisement and Promotion of Senior Management

The Company enhances the promotion and restriction of senior management by implementing objective responsibility appraising system. The Board signs agreements with the senior managements of the Company and its subsidiaries to appraise their work and results of management through index of passenger and freight transportation volume, revenues from transportation, safety, cost, profit and administration. These agreements can also encourage the management to improve their managing ability and level, to enhance managing measures and to optimize managing flow. When appraising period expired, the Company encourages the management according to the completion of their objectives and their appraising grade.

Corporate Governance Report
F.	Communication with Shareholders

The Company maintains various communication channels with its shareholders during 2006, including the publication of annual and interim reports and press releases. Such information is also available on the Company’s website. The Company presents two reports to its shareholders every year and maintains regular contact with its investors. Annual and interim results are announced within the limits of 4 months and 3 months after the end of the relevant period, respectively, so as to enhance its transparency on business of the Company.

The annual general meeting provides a forum for shareholders to exchange views with the Board and shareholders are encouraged to attend the annual general meetings of the Company. At the annual general meeting, the Chairman of the Board as well as Chairmen of the Audit Committee and Remuneration Committee will be present to answer questions from the shareholders.

G.	Procedure for Demanding a Poll by Shareholders

A resolution put to a vote of general meeting shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:
(1)	by the Chairman of the meeting;

(2)	by at least two Shareholders entitled to vote present in person or by proxy; or

(3)	by one or more Shareholders present in person or by proxy and individually or collectively representing 10% or more of all Shares carrying the right to vote at the meeting.
Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, and, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand.

Corporate Information
REGISTERED NAME OF THE COMPANY
ENGLISH NAME OF THE COMPANY
Guangshen Railway Company Limited
REGISTERED ADDRESS OF THE COMPANY
No. 1052 Heping Road
Shenzhen,
Guangdong Province
the People’s Republic of China
Postal Code: 518010
COMPANY WEB SITE
www.gsrc.com
E-MAIL OF THE COMPANY
c.cecretary@gsrc.com
NEWSPAPERS FOR INFORMATION DISCLOSING OF THE COMPANY

(1)	Domestic	:	China Securities Journal, Securities Times, Shanghai Securities News
(2)	Hong Kong	:	Hong Kong Economy Daily, The Standard
WEB SITE OF ANNUAL REPORT

Shanghai Stock Exchange	:	www.sse.com.cn
The Stock Exchange of Hong Kong limited	:	www.hkex.com.hk
Guangshen Railway Company Limited	:	www.gsrc.com
AUTHORIZED REPRESENTATIVES
Wu Junguang
Guo Xiangdong
COMPANY SECRETARY
Guo Xiangdong

Corporate Information
PRC AUDITORS
Deloitte Touche Tohmatsu CPA Ltd.
30th Floor, Bund Centre, No. 222 Yanan East Road, Shanghai
The People’s Republic of China
INTERNATIONAL AUDITORS
PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central
Hong Kong
LEGAL ADVISER AS TO PRC LAW
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People’s Republic of China
LEGAL ADVISER AS TO HONG KONG LAW
Norton Rose
38th Floor, Jardine House
1 Connaught Place
Central
Hong Kong
LEGAL ADVISER AS TO THE UNITED STATES LAW
Shearman & Sterling LLP
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Corporate Information
PRINCIPAL BANKER
China Construction Bank
Shenzhen Railway Branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People’s Republic of China
DOMESTIC SHARE REGISTRAR
China Securities Depository and Clearing Corporation Limited
Shanghai Branch
No.166, Lujiazui Road
New district
Pudong
Shanghai,
The People’s Republic of China
HONG KONG SHARE REGISTRAR
Hong Kong Registrars Limited
Rooms 1712-16
17th Floor
Hopewell Centre
183 Queen’s Road East
Wan Chai
Hong Kong
DEPOSITARY
JPMorgan Chase Bank, N.A.
13th Floor, No. 4 New York Plaza
New York
USA

Corporate Information
INFORMATION ON LISTING

A Share	:	Shanghai Stock Exchange
Abbreviation	:	GSRC
Share Code	:	601333
H Shares	:	The Stock Exchange of Hong Kong Limited
Abbreviation	:	GSRC
Share Code	:	0525
ADSs	:	The New York Stock Exchange, Inc.
Ticker Symbol	:	GSH
PUBLICATIONS
The Company’s 2006 interim and annual reports were published in August 2007 and April 2006, respectively. As required by the United States securities laws, the Company will file an annual report together with the Form 20-F with the U.S. Securities and Exchange Commission before June 30, 2007. Copies of the interim and annual reports as well as Form 20-F will be available at:
Guangshen Railway Company Limited
Secretariat to the Board of Directors
No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

Postal Code	:	518010
Tel	:	(86-755) 25587920 or (86-755) 25588146
Fax	:	(86-755) 25591480

Auditors’ Report

PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
INDEPENDENT AUDITOR’S REPORT
TO THE SHAREHOLDERS OF GUANGSHEN RAILWAY COMPANY LIMITED
(Incorporated in the People’s Republic of China with limited liability)
REPORT ON THE FINANCIAL STATEMENTS
We have audited the consolidated financial statements of Guangshen Railway Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 63 to 125, which comprise the consolidated and Company balance sheets as of December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Report
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of December 31, 2006, and of the Group’s financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, April 19, 2007

Consolidated Balance Sheet
As of December 31, 2006
(All amounts in Renminbi thousands)

		As of December 31,
		2006	2005
			Restated
	Note		(Note 5)
ASSETS
Non-current assets
Fixed assets	7	6,738,477	6,346,822
Construction-in-progress	8	4,305,157	1,449,358
Prepayment for fixed assets	35(c)	411,476	482,940
Leasehold land payments	9	625,628	620,798
Prepayment and deferred acquisition costs relating to a business combination	35(c), 36	5,296,593	—
Investment in associates	11, 35(c)	92,834	108,000
Available-for-sale investments	12	46,108	46,108
Deferred tax assets	13	190,843	192,692
Deferred staff costs	14	120,730	135,821

		17,827,846	9,382,539

Current assets
Materials and supplies	15	66,967	64,953
Trade receivables, net	16	62,869	106,393
Due from related parties	35(c)	31,757	80,306
Prepayments and other receivables, net	17	98,636	170,607
Restricted cash	18	233,474	173,413
Short-term deposits	19	169,739	766,131
Cash and cash equivalents	32(b)	5,851,831	1,112,128

		6,515,273	2,473,931

Total assets		24,343,119	11,856,470

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	20	7,083,537	4,335,550
Reserves	21	13,085,471	5,460,526

		20,169,008	9,796,076
Minority interest		50,922	48,757

Total equity		20,219,930	9,844,833

LIABILITIES
Non-current liabilities
Borrowings	22	1,860,000	—
Early retirement obligations	23	16,917	—
Deferred tax liabilities	13	9,802	4,830

		1,886,719	4,830

Current liabilities
Trade payables	24	240,334	118,707
Payables for construction-in-progress		1,004,750	99,462
Due to related parties	35(c)	220,915	1,174,101
Dividends payable		74	462
Taxes payable		127,282	102,155
Housing fund payable	18	233,474	173,413
Accruals and other payables	23, 25	409,641	338,507

		2,236,470	2,006,807

Total liabilities		4,123,189	2,011,637

Total equity and liabilities		24,343,119	11,856,470

Wu Junguang	Yang Yiping
Chairman	Director
The notes on pages 69 to 125 form an integral part of these consolidated financial statements.

Consolidated Income Statement
For the year ended December 31, 2006
(All amounts in Renminbi thousands, except for earnings per share data)

		2006	2005
	Note		Restated
			(Note 5)
Revenues from railroad businesses
Passenger		2,841,045	2,511,156
Freight		624,839	588,310

		3,465,884	3,099,466

Revenues from other businesses		128,590	177,462

Total revenues		3,594,474	3,276,928

Operating expenses
Railroad businesses
Business tax		(98,567)	(86,565)
Labour and benefits	26	(718,035)	(597,254)
Equipment leases and services		(633,036)	(507,627)
Materials and supplies		(268,259)	(283,902)
Repair costs, excluding materials and supplies		(212,435)	(262,973)
Depreciation of fixed assets		(317,358)	(289,185)
Amortisation of leasehold land payments		(16,776)	(15,416)
Social services charges		(74,520)	(78,227)
Utility and office expenses		(102,949)	(109,719)
Others		(85,972)	(108,516)

		(2,527,907)	(2,339,384)

Other businesses
Business tax		(4,885)	(10,493)
Labour and benefits	26	(65,710)	(58,761)
Materials and supplies		(83,072)	(103,249)
Depreciation of fixed assets		(2,529)	(2,773)
Amortisation of leasehold land payments		—	(165)
Utility and office expenses		(9,815)	(14,906)

		(166,011)	(190,347)

Total operating expenses		(2,693,918)	(2,529,731)

Other income, net		64,648	51,628

Profit from operations		965,204	798,825
Finance costs	27	(15,970)	(22,738)
Share of results of associates	11	(28,306)	(19,949)

Profit before income tax		920,928	756,138
Income tax expense	28	(149,155)	(110,176)

Profit for the year		771,773	645,962

Attributable to:
Equity holders of the Company		771,513	646,960
Minority interests		260	(998)

		771,773	645,962

Dividends	31	566,683	520,266

Earnings per share for profit attributable to the equity holders of the Company during the year
— Basic and diluted	30	RMB0.17	RMB0.15

The notes on pages 69 to 125 form an integral part of these consolidated financial statements.

Balance Sheet
As of December 31, 2006
(All amounts in Renminbi thousands)

		As of December 31,
	Note	2006	2005
			Restated
			(Note 5)
ASSETS
Non-current assets
Fixed assets	7	6,644,057	6,244,565
Construction-in-progress	8	4,305,042	1,443,510
Prepayments for fixed assets	35(c)	411,476	464,808
Leasehold land payments	9	587,555	602,556
Prepayment and deferred acquisition costs relating to a business combination	35(c), 36	5,296,593	—
Interests in subsidiaries	10, 35(c)	105,053	176,846
Interests in associates	11	88,058	105,177
Available-for-sale investments	12	46,108	46,108
Deferred tax assets	13	190,843	192,692
Deferred staff costs	14	120,730	135,821

		17,795,515	9,412,083

Current assets
Materials and supplies	15	64,049	57,733
Trade receivables, net	16	60,580	8,005
Due from related parties	35(c)	31,757	77,705
Prepayments and other receivables, net	17	93,774	150,945
Restricted cash	18	233,474	173,413
Short-term deposits	19	169,739	766,131
Cash and cash equivalents		5,807,530	1,032,869

		6,460,903	2,266,801

Total assets		24,256,418	11,678,884

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	20	7,083,537	4,335,550
Reserves	21	13,025,436	5,408,334

Total equity		20,108,973	9,743,884

LIABILITIES
Non-current liabilities
Borrowings	22	1,860,000	—
Early retirement obligations	23	16,917	—
Deferred tax liabilities	13	9,802	4,830

		1,886,719	4,830

Current liabilities
Trade payables	24	235,264	66,438
Payables for construction-in-progress		1,004,750	99,462
Due to related parties	35(c)	220,915	1,165,430
Dividends payable		74	462
Taxes payable		123,663	95,808
Housing fund payable	18	233,474	173,413
Accruals and other payables	23, 25	442,586	329,157

		2,260,726	1,930,170

Total liabilities		4,147,445	1,935,000

Total equity and liabilities		24,256,418	11,678,884

Wu Junguang	Yang Yiping
Chairman	Director
The notes on pages 69 to 125 form an integral part of these consolidated financial statements.

Statement of Changes in Equity
For the Year Ended December 31, 2006
(All amounts in Renminbi thousands)

								Minority	Total
	Attributable to equity holders of the Company							interest	equity
			Share	Statutory	Statutory	Discretionary
	Share	Share	issuance	surplus	public	surplus	Retained
	capital	premium	costs	reserve	welfare fund	Reserve	earnings
	(Note 20)	(Restated)	(Note 20)	(Note 21)	(Note 21)	(Note 21)	(Restated)
Group
Balance at January 1, 2005, restated	4,335,550	2,715,778	(14,035)	605,345	511,294	341,659	1,003,409	51,612	9,550,612
Originally reported	4,335,550	3,984,135	(14,035)	605,345	511,294	341,659	656,626	51,612	10,472,186
Effect of changes in accounting policy (Note 5)	—	(1,268,357)	—	—	—	—	346,783	—	(921,574)
Share issuance costs	—	—	(12,972)	—	—	—	—	—	(12,972)
Profit for the year, restated	—	—	—	—	—	—	646,960	(998)	645,962
Original reported	—	—	—	—	—	—	613,368	(998)	612,370
Effects of changes in accounting policy (Note 5)	—	—	—	—	—	—	33,592	—	33,592
Adjustment relating to carrying value of fixed assets at group restructuring	—	140,000	—	—	—	—	—	—	140,000
Appropriation from retained earnings	—	—	—	61,192	29,834	13	(91,039)	(1,857)	(1,857)
Transfers	—	—	—	(3,995)	(6,592)	4,321	6,266	—	—
Dividends relating to 2004	—	—	—	—	—	—	(476,911)	—	(476,911)
Balance at December 31, 2005, restated	4,335,550	2,855,778	(27,007)	662,542	534,536	345,993	1,088,684	48,757	9,844,833
Originally reported	4,335,550	4,124,135	(27,007)	662,542	534,536	345,993	708,310	48,757	10,732,816
Effects of changes in accounting policy (Note 5)	—	(1,268,357)	—	—	—	—	380,374	—	(887,983)

Balance at January 1, 2006	4,335,550	2,855,778	(27,007)	662,542	534,536	345,993	1,088,684	48,757	9,844,833
Class A share issuance	2,747,987	7,584,445	—	—	—	—	—	—	10,332,432
Share issuance costs	—	—	(210,747)	—	—	—	—	—	(210,747)
Profit for the year	—	—	—	—	—	—	771,513	260	771,773
Acquisition of a subsidiary (Note 10)	—	—	—	—	—	—	—	4,229	4,229
Disposal of a subsidiary (Note 10)	—	—	—	—	—	—	—	(2,324)	(2,324)
Appropriation from retained earnings	—	—	—	71,605	—	41	(71,646)	—	—
Share issuance costs offset against share premium	—	(237,754)	237,754	—	—	—	—	—	—
Transfers (Note 21 (a))	—	—	—	534,536	(534,536)	—	—	—	—
Dividends relating to 2005	—	—	—	—	—	—	(520,266)	—	(520,266)

Balance at December 31, 2006	7,083,537	10,202,469	—	1,268,683	—	346,034	1,268,285	50,922	20,219,930

Statement of Changes in Equity
For the Year Ended December 31, 2006
(All amounts in Renminbi thousands)

								Minority	Total
	Attributable to equity holders of the Company							interest	equity
			Share	Statutory	Statutory	Discretionary
	Share	Share	issuance	surplus	public	surplus	Retained
	capital	premium	costs	reserve	welfare fund	Reserve	earnings
	(Note 20)	(Restated)	(Note 20)	(Note 21)	(Note 21)	(Note 21)	(Restated)
Company
Balance at January 1, 2005, restated	4,335,550	2,715,778	(14,035)	584,278	499,243	306,521	1,033,272	—	9,460,607

Originally reported	4,335,550	3,984,135	(14,035)	584,278	499,243	306,521	686,489	—	10,382,181
Effects of changes in accounting policy (Note 5)	—	(1,268,357)	—	—	—	—	346,783	—	(921,574)

Share issuance costs	—	—	(12,972)	—	—	—	—	—	(12,972)
Adjustment related to fixed assets at group restructuring	—	140,000	—	—	—	—	—	—	140,000
Profit for the year, restated	—	—	—	—	—	—	633,161	—	633,161

Originally reported	—	—	—	—	—	—	599,569	—	599,569
Effects of changes in accounting policy (Note 5)	—	—	—	—	—	—	33,592	—	33,592

Appropriation from retained earnings	—	—	—	61,060	30,530	—	(91,590)	—	—
Transfers	—	—	—	(3,995)	(6,592)	4,321	6,266	—	—
Dividends relating to 2004	—	—	—	—	—	—	(476,911)	—	(476,911)
Balance at December 31, 2005, restated	4,335,550	2,855,778	(27,007)	641,343	523,181	310,842	1,104,197	—	9,743,884

Originally reported	4,335,550	4,124,135	(27,007)	641,343	523,181	310,842	723,823	—	10,631,867
Effects of changes in accounting policy (Note 5)	—	(1,268,357)	—	—	—	—	380,374	—	(887,983)

Balance at January 1, 2006	4,335,550	2,855,778	(27,007)	641,343	523,181	310,842	1,104,197	—	9,743,884
Class A share issuance	2,747,987	7,584,445	—	—	—	—	—	—	10,332,432
Share issuance costs	—	—	(210,747)	—	—	—	—	—	(210,747)
Profit for the year	—	—	—	—	—	—	763,556	—	763,556
Appropriation from retained earnings	—	—	—	71,469	—	—	(71,469)	—	—
Others	—	—	—	—	—	—	114	—	114
Share issuance costs offset against share premium	—	(237,754)	237,754	—	—	—	—	—	—
Transfers (Note 21 (a))	—	—	—	523,181	(523,181)	—	—	—	—
Dividends relating to 2005	—	—	—	—	—	—	(520,266)	—	(520,266)

Balance at December 31, 2006	7,083,537	10,202,469	—	1,235,993	—	310,842	1,276,132	—	20,108,973

The notes on pages 69 to 125 form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement
For the Year Ended December 31, 2006
(All amounts in Renminbi thousands)

	Note		2006	2005
Cash flows from operating activities
Cash generated from operations	32	(a)	1,230,958	1,471,525
Interest paid			(1,745)	(654)
Income tax paid			(117,209)	(90,724)

Net cash generated from operating activities			1,112,004	1,380,147

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in-progress; and prepayment for fixed assets, net of related payables			(3,202,670)	(1,588,374)
Deposits for business combination			(5,265,250)	—
Proceeds from sales of fixed assets			42,596	38,235
Proceeds from acquisition of a subsidiary			1,905	—
Increase in interests in associates, net	11		(42,937)	62,700
Decrease/(increase) in short-term deposits with maturities more than three months			596,392	613,178
Interest received			36,633	53,346

Net cash used in investing activities			(7,833,331)	(820,915)

Cash flows from financing activities
Proceeds from issuance of share capital	20		10,332,432	—
Share issuance costs	20		(210,747)	(12,972)
Proceeds from borrowings			1,860,000	—
Dividends paid to the Company’s shareholders			(520,655)	(476,904)
Dividends paid to minority interests			—	(1,857)

Net cash generated from/(used in) financing activities			11,461,030	(491,733)

Net increase in cash and cash equivalents			4,739,703	67,499
Cash and cash equivalents at beginning of year			1,112,128	1,044,629

Cash and cash equivalents at end of year	32	(b)	5,851,831	1,112,128

The notes on pages 69 to 125 form an integral part of these consolidated financial statements.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on March 6, 1996. With effective from that date, the Company assumed the business operation of certain railroad and other related businesses (collectively the “Businesses”) that were undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares in the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Company (“Yangcheng Railway”, a wholly owned subsidiary of Guangzhou Railway Group) running on its railway line between the cities of Guangzhou and Pingshi in Southern China (please see Notes 20 and 36 for further details).

The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China.

As of December 31, 2006, the Company had in total 9,411 employees, representing an increase of 529 compared to that of December 31, 2005.

The financial statements have been approved for issuance by the board of directors of the Company on April 19, 2007.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
(1)	Basis of presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance (the “Financial Statements”). This basis of accounting differs in certain material respects from that used in the preparation of the statutory Financial Statements of the Group (the “Statutory Financial Statements”) in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC (“PRC GAAP”). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements.

The principal adjustments made to conform to IFRS include the following:
•	Additional depreciation charges on fixed assets, in particular the rail-line track assets;

•	Capitalisation of replacement costs of components of rail-line track assets and de-recognition of items being replaced;

•	Differences in the recognition policy on housing benefits provided to employees;

•	Recognition of government grants through deduction against the carrying amount of fixed assets;

•	Reversal of the revaluation surplus of fixed assets (see Note 5);

•	Difference in recognition policy on early retirement benefit;

•	Recognition of other income arising from the waiver of payables; and

•	Difference in the recognition policy on interest expense capitalization.
The Financial Statements have been prepared under the historical cost convention except for the application of the fair value model to financial assets and liabilities and available-for-sale financial assets (see Note 2(9) for details).
The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed in Note 4. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(1)	Basis of presentation (Continued)
(a)	Standards, amendments and interpretations effective in 2006 but not relevant to the Group’s operations:

The following standards, amendments and interpretations are mandatory for the Group’s accounting periods beginning on or after January 1, 2006 or later periods but are not relevant to the Group’s operations:
•	IAS 21 (Amendment), Net Investment in a Foreign Operation;

•	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	IAS 39 (Amendment), The Fair Value Option;

•	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

•	IFRS 6, Exploration for and Evaluation of Mineral Resources;

•	IFRIC-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•	IFRIC-Int 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment.
(b)	Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

The following standard, and interpretation to an existing standard, have been published that are mandatory for the Group’s accounting periods beginning on or after November 1, 2006 or later periods that the Group has not early adopted:
•	IFRS 7, Financial Instruments (effective for annual periods beginning on or after January 1, 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any significant impact on the classification and valuation of the Group’s financial instruments;

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(1)	Basis of presentation (Continued)
(b)	(Continued)
•	IFRIC-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group’s Financial Statements.

•	IFRS 8, Operating Segments (effective for annual periods beginning on or after 1 January 2009). IFRS 8 requires the reporting of financial and descriptive information about an entity’s reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group will apply IFRS 8 from 1 January 2009.

•	IAS 23 (Amendment), Borrowing costs (effective for annual periods beginning on or after 1 January 2009). The revised IAS 23 requires management to capitalize borrowing costs attributable to qualifying assets. The Group will apply the revised IAS 23 from 1 January 2009.

(c)	Interpretations to existing standards that are not yet effective and not relevant to the Group’s operations:

The following interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after March 1, 2006 or later periods but are not relevant to the Group’s operations:
•	IFRIC-Int 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006). IFRIC-Int 7 provides guidance on how to apply requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC-Int 7 is not relevant to the Group’s operations.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(1)	Basis of presentation (Continued)
(c)	Interpretations to existing standards that are not yet effective and not relevant to the Group’s operations: (Continued)
•	IFRIC-Int 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006). IFRIC-Int 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. As none of the group entities have such transactions, IFRIC-Int 8 is not relevant to the Group’s operations.

•	IFRIC-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after June 1, 2006). IFRIC-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have made the aforementioned changes in its contracts in 2006, IFRIC-Int 9 is not relevant to the Group’s operations.
(2)	Consolidation
(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company’s subsidiaries are shown in Note 10.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(2)	Consolidation (Continued)
(a)	Subsidiaries (Continued)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s stand alone balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

(b)	Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c)	Associates

Associates are all entities over which the Group has the ability to exert significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Details of the Group’s associates are set out in Note 11.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(2)	Consolidation (Continued)
(c)	Associates (Continued)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognised in the income statement.

In the Company’s stand alone balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.
(3)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

(4)	Foreign currency transactions
(a)	Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated Financial Statements are presented in Renminbi (“RMB”), which is the functional currency of the Company and all its subsidiaries and it is also the presentation currency of the Group.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(5)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into existing use. The Group changed its accounting policy for fixed assets from the revaluation model to historical cost model, effective from January 1, 2006 (please see Note 5 for details).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to write off the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings	25 to 40 years
Leasehold improvements	over the lease terms
Track, bridges and service roads	55 to 100 years (Note a)
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	7 to 25 years
Note a:
The estimated useful lives of tracks, bridges and service roads exceed the initial lease period of the respective land use right lease grants on which these assets are located (“the Lease Term”) (see Note 2(7)). Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to a renewal period that is equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. The Group considers the approval process to be perfunctory, and therefore has determined the estimated useful lives of these assets to extend beyond the initial Lease Term.
The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(8)).
Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other gain or loss, included in the income statement.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(6)	Construction-in-progress

Construction-in-progress represents buildings, track, bridges and service roads, mainly including the construction related costs for the fourth railway line of the Group under construction. Construction- in-progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments and deposits attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

(7)	Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to a renewal period that is equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal to be reasonably assured.

(8)	Impairment of non-financial assets

Non-financial assets that are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(9)	Financial assets

The Group classifies its financial assets in the following categories: loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non- current assets.

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

A gain or loss on an available-for-sale financial assets is recognized directly in equity, through the statement of changes in equity, until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognized in profit or loss.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment testing of receivables is described in Note 2(12).

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(10)	Deferred staff costs

The Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sells certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the “Benefits”), which represented the difference between the net book value of the staff quarters to be sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is equal to the estimated remaining average service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred staff costs and the balance is amortised over the estimated remaining service period of the employees participating in the Scheme.

At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred staff costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

(11)	Materials and supplies

Materials and supplies consist mainly of items for repair and maintenance of rail-line tracks, and are stated at lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are expensed when used, or capitalized as fixed assets when installed, as appropriate. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

(12)	Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the provision asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within “Operating expenses”. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(13)	Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and deposits placed with deposit centre operated by the MOR which is licensed to undertake deposits by the PRC financial authorities, other short-term highly liquid investments with original maturities of three months or less.

(14)	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

(15)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(16)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated Financial Statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(17)	Employee benefits
(a)	Defined contribution plan

Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities due to such staff upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

See also Note 2 (10) above.

(b)	Early retirement benefits

Early retirement benefits are payable whenever an employee’s employment is terminated before his/her normal retirement age or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises early retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide early retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
(18)	Revenue recognition

The Group recognizes revenue on the following basis, provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably:
(a)	Rendering of services and sales of goods

Railroad revenues are recognised when services are performed. Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues derived from operating restaurants in major railway stations. Sales on board the trains and in the railway stations are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (Continued)
(18)	Revenue recognition (Continued)
(b)	Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(c)	Dividend income

Dividend income is recognised when the right to receive payment is established.
(19)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

(20)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(21)	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s Financial Statements in the period in which the dividends are approved by the Company’s shareholders.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
3.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Currency risk, price risk, credit risk and interest rate risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.
(a)	Currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Group is required to pay dividends in HKD and USD in the future when dividends are declared.

The Group had USD and HKD monetary assets as of December 31, 2006 and 2005 as stated below.

		As of December 31,
	Currency	2006	2005
Monetary assets	denomination	(RMB’000)	(RMB’000)
Current assets
Short-term deposits with original maturities of over three months	USD	—	503,463
Cash and cash equivalents	USD	23,701	9,049
Cash and cash equivalents	HKD	51,988	110,195
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Group has not used any means to hedge the exposure to foreign exchange risk.
(b)	Price risk

The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated balance sheet as available-for-sale. However, the amounts of such investments are not significant and management of the Company believes that the exposure is not significant.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
3.	FINANCIAL RISK MANAGEMENT (Continued)
(c)	Credit risk

The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and amounts due from related parties represent the Group’s maximum exposure to credit risk in relation to financial assets.

Cash and short term liquid investments are placed with reputable banks and deposit taking centres operated by the MOR (see Notes 19 and 32(b) for details). No significant credit risk is expected.

The majority of the Group’s accounts receivable balances are due from third party customers as a result of rendering services or sales of products. The Group’s other receivable balances mainly arise from services other than the main railway transportation services. The Group performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management’s expectation.

No other financial assets carry a significant exposure to credit risk.

(d)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents to meet its current use in operations. Management aims to maintain flexibility in funding by keeping committed credit lines available. In addition, during the year, the Company issued 2,747,987,000 A Shares in the Shanghai Stock Exchange and collected net proceeds of approximately RMB10 billion in order to finance the acquisition of the net assets of Yangcheng Railway (please see Note 36).

(e)	Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets (except for short term deposits placed with banks and deposit centre of the MOR and the restricted cash balance), the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest rate risk arises mainly from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rates and terms of repayment of borrowings of the Group are disclosed in Note 22.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

The critical accounting estimates and assumptions involved in the preparation of the Financial Statements include the estimates of the depreciable lives of fixed assets and the expected service period of employees for the amortisation of deferred employee benefits costs mentioned in Note 2(10).

The estimate of depreciable lives of fixed assets was made by the directors with reference to a technical assessment of the expected usage of such assets; their expected physical wear and tear; results of recent durability assessment performed by industry experts; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the Group’s right to renewal of the land use right lease grants on which these assets are located, (please see Note 2(5)) and changes in market demand for, or legal or comparable limits on, the use of such fixed assets. The estimate of expected service period of employees entitled to the deferred housing benefits was made by the directors based on the average age of employees who have joined the Scheme and the historical attrition rate of employees.

(b)	Estimated impairment of non-financial assets

The Group tests annually, or when there is any triggering event, whether non-financial assets, mainly including fixed assets, leasehold land payments and investment in associates have suffered any impairment, in accordance with the accounting policy stated in Note 2(8). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

For the impairment assessment made on the realisability of its investment made in an associate, Guangzhou Tiecheng Enterprise Company, the Group estimates the impairment based on the court verdict, consultation made with its PRC legal counsel and support obtained from Guangzhou Railway Group. Details of the estimate are described in Note 11.

(c)	Fair value of financial instruments

The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
5.	COMPARATIVE FIGURES
(a)	Change in accounting policy

During the current year, the Company changed its accounting policy in respect of fixed assets from the revaluation model to the historical cost model. The change has been made after consideration of the following factors:
—	the railway industry is a specialised industry in the PRC which is controlled by the State government. There is no ready and reliable open market environment. As a result, the Financial Statements prepared under the revaluation basis will not provide relevant and useful information to readers and users of the Financial Statements;

—	based on management’s research performed on the industry practice, the new policy is more consistent with the local industry practice; and

—	historical cost accounting would improve comparability of the state of affairs and operating results of the Group with other industry players.
This change in accounting policy has been accounted for retrospectively, and the comparative Financial Statements have also been restated. The effect of the change is tabulated below:

	2006	2005
	RMB’000	RMB’000
Decrease in fixed assets	(982,268)	(1,044,686)
Increase in deferred tax asset	147,340	156,703
Increase in retained earnings, net of tax	433,429	380,374
Decrease in share premium	(1,268,357)	(1,268,357)

Decrease in depreciation expense	62,417	39,519
Increase in income tax expense	(9,362)	(5,927)

Earning per share for profit — Basic (RMB)	0.01	0.01

(b)	Certain employee benefit expenses which were recorded within “Utility and office expenses” in the prior year have been reclassified within “Labour and benefits” to conform to the presentation of the income statement in the current year.

(c)	Costs incurred directly attributable to the acquisition of net assets of Yangcheng Railway recorded in “Prepayments and other receivables” under current assets in the prior year have been reclassified to form part of “Prepayment and deferred acquisition costs relating to a business combination” under non-current asset to conform to the presentation of the balance sheet in the current year.

(d)	Housing fund payable which was recorded within “Accruals and other payables” in the prior year has been reclassified to “Housing fund payable” to conform to the presentation of the balance sheet in the current year.

87
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
6.	SEGMENT INFORMATION
(a)	Primary reporting format — business segments

As of December 31, 2006, the Group conducts the majority of its business activities in railway transportation (“Railroad Businesses”) and other related business operations (see Note 1). These segments are so determined primarily due to the fact that the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group’s segments are described in the principal accounting policies section in Note 2(3). The Group evaluates performance based on profit from operations.

Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets, interests in subsidiaries/associates, deferred staff costs, prepayments and other receivables, short-term deposits and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of trade payables, payables for construction-in-progress, amounts due to related parties and accruals and other payables, excluding taxes payable and deferred tax liabilities. Capital expenditure comprises additions to fixed assets (see Note 7), construction-in- progress (see Note 8) and prepayments for fixed assets.

An analysis by business segment is as follows:

	Railroad Businesses		Other businesses		Unallocated		Elimination		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment results	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Restated				Restated				Restated
		(Note 5 )				(Note 5 )				(Note 5 )
Revenues
— External	3,465,884	3,099,466	128,590	177,462	—	—	—	—	3,594,474	3,276,928
— Inter-segment	—	—	29,661	159,503	—	—	(29,661)	(159,503)	—	—

	3,465,884	3,099,466	158,251	336,965	—	—	(29,661)	(159,503)	3,594,474	3,276,928

Other income, net	61,991	48,531	2,657	3,097	—	—	—	—	64,648	51,628
Segment results	999,968	808,613	(34,764)	(9,788)	—	—	—	—	965,204	798,825

Finance costs	—	—	—	—	(15,970)	(22,738)	—	—	(15,970)	(22,738)
Share of results of associates	—	30	(28,306)	(19,979)	—	—	—	—	(28,306)	(19,949)
Income tax expense	—	—	—	—	(149,155)	(110,176)	—	—	(149,155)	(110,176)

Profit/(loss) for the year	999,968	808,643	(63,070)	(29,767)	(165,125)	(132,914)	—	—	771,773	645,962

88
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
6.	SEGMENT INFORMATION (Continued)
(a)	Primary reporting format — business segments (Continued)

	Railroad Businesses		Other businesses		Unallocated		Elimination		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment results	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		Restated				Restated				Restated
		(Note 5 )				(Note 5 )				(Note 5 )
Other information
Segment assets	24,082,977	11,445,233	69,299	218,545	—	—	—	—	24,152,276	11,663,778
Deferred tax assets	—	—	—	—	190,843	192,692	—	—	190,843	192,692

Total assets									24,343,119	11,856,470

Segment liabilities	3,962,820	1,789,264	23,285	115,388	—	—	—	—	3,986,105	1,904,652
Taxes payable	—	—	—	—	127,282	102,155	—	—	127,282	102,155
Deferred tax liabilities	—	—	—	—	9,802	4,830	—	—	9,802	4,830

Total liabilities									4,123,189	2,011,637

Capital expenditure	3,584,388	2,248,976	1,048	9,335	—	—	—	—	3,585,436	2,258,311

Non-cash expenses
Depreciation	317,358	289,185	2,529	2,773	—	—	—	—	319,887	291,958
Amortisation of leasehold land payments	16,776	15,416	—	165	—	—	—	—	16,776	15,581
Amortisation of deferred staff costs	15,091	15,090	—	—	—	—	—	—	15,091	15,090
Recognition of early retirement benefit	22,420	—	—	—	—	—	—	—	22,420	—
Provision for doubtful accounts	(4,331)	8,550	16	1,190	—	—	—	—	(4,315)	9,740

(b)	Secondary reporting format — geographical segments

For the year ended December 31, 2006 (2005 — same), all of the Group’s business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

89
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
7.	FIXED ASSETS

	Group
			Tracks,	Locomotives	Communications	Other
		Leasehold	bridges and	and rolling	and signalling	machinery and
	Buildings	improvements	service roads	stock	systems	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5
At January 1, 2005
Cost, restated	1,454,071	38,500	3,600,161	1,051,648	326,129	1,612,792	8,083,301
Accumulated depreciation, restated	(250,555)	(28,875)	(783,294)	(339,400)	(246,265)	(530,543)	(2,178,932)
Impairment	—	—	—	(14,284)	—	(1,011)	(15,295)

Net book amount, restated	1,203,516	9,625	2,816,867	697,964	79,864	1,081,238	5,889,074

Year ended December 31, 2005
Opening net book amount, restated	1,203,516	9,625	2,816,867	697,964	79,864	1,081,238	5,889,074
Additions	145,981	—	65,069	28,896	1,326	39,760	281,032
Transfer from Construction-in-progress	388,217	—	2,700	3,301	14,556	121,520	530,294
Reclassifications	(87,677)	—	87,806	—	14	(143)	—
Disposals	(23,250)	—	(28,673)	—	(853)	(8,844)	(61,620)
Depreciation charges, restated	(29,445)	(7,700)	(90,755)	(45,858)	(14,933)	(103,267)	(291,958)

Closing net book amount, restated	1,597,342	1,925	2,853,014	684,303	79,974	1,130,264	6,346,822

At December 31, 2005
Cost, restated	1,864,120	38,500	3,720,018	1,083,845	339,403	1,730,730	8,776,616
Accumulated depreciation, restated	(266,778)	(36,575)	(867,004)	(385,258)	(259,429)	(599,503)	(2,414,547)
Impairment	—	—	—	(14,284)	—	(963)	(15,247)

Net book amount, restated	1,597,342	1,925	2,853,014	684,303	79,974	1,130,264	6,346,822

Year ended December 31, 2006
Opening net book amount	1,597,342	1,925	2,853,014	684,303	79,974	1,130,264	6,346,822
Additions	5,563	—	—	306,757	3,812	36,389	352,521
Transfer from Construction-in-progress	371,501	—	—	527	35,012	40,629	447,669
Assets acquired as a result of business combinations	6,007	—	—	—	—	179	6,186
Reclassifications	55,199	—	(57,964)	(611)	(16,987)	20,363	—
Disposals	(33,560)	—	—	—	—	(17,448)	(51,008)
Government grants received	(34,957)	—	—	—	—	(8,869)	(43,826)
Depreciation charges	(75,029)	(1,925)	(81,135)	(60,189)	(8,595)	(93,014)	(319,887)

Closing net book amount	1,892,066	—	2,713,915	930,787	93,216	1,108,493	6,738,477

At December 31, 2006
Cost	2,245,311	38,500	3,644,108	1,392,654	349,980	1,751,185	9,421,738
Accumulated depreciation	(353,245)	(38,500)	(930,193)	(447,583)	(256,764)	(642,338)	(2,668,623)
Impairment	—	—	—	(14,284)	—	(354)	(14,638)

Net book amount	1,892,066	—	2,713,915	930,787	93,216	1,108,493	6,738,477

90
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
7. FIXED ASSETS (Continued)

	Company
			Tracks,	Locomotives	Communications	Other
		Leasehold	bridges and	and rolling	and signalling	machinery and
	Buildings	improvements	service roads	stock	systems	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5
At January 1, 2005
Cost, restated	1,292,035	38,500	3,569,572	1,051,648	326,070	1,561,616	7,839,441
Accumulated depreciation, restated	(176,455)	(28,875)	(764,284)	(339,400)	(246,247)	(496,756)	(2,052,017)
Impairment	—	—	—	(14,284)	—	(1,011)	(15,295)

Net book amount, restated	1,115,580	9,625	2,805,288	697,964	79,823	1,063,849	5,772,129

Year ended December 31, 2005
Opening net book amount, restated	1,115,580	9,625	2,805,288	697,964	79,823	1,063,849	5,772,129
Additions	144,315	—	65,069	28,896	1,326	33,966	273,572
Transfer from Construction-in-progress	387,321	—	2,700	3,301	14,556	121,521	529,399
Reclassifications	(87,677)	—	87,806	—	14	(143)	—
Disposals	(10,034)	—	(31,795)	—	(853)	(5,388)	(48,070)
Depreciation charges, restated	(26,776)	(7,700)	(86,960)	(45,858)	(14,930)	(100,241)	(282,465)

Closing net book amount, restated	1,522,729	1,925	2,842,108	684,303	79,936	1,113,564	6,244,565

At December 31, 2005
Cost, restated	1,714,875	38,500	3,689,429	1,083,845	339,344	1,684,617	8,550,610
Accumulated depreciation, restated	(192,146)	(36,575)	(847,321)	(385,258)	(259,408)	(570,090)	(2,290,798)
Impairment	—	—	—	(14,284)	—	(963)	(15,247)

Net book amount, restated	1,522,729	1,925	2,842,108	684,303	79,936	1,113,564	6,244,565

Year ended December 31, 2006
Opening net book amount	1,522,729	1,925	2,842,108	684,303	79,936	1,113,564	6,244,565
Additions	1,251	—	—	306,757	3,811	34,660	346,479
Transfer from Construction-in-progress	366,565	—	—	527	35,012	40,628	442,732
Reclassifications	58,088	—	(57,964)	(611)	(16,987)	17,474	—
Disposals	(25,188)	—	—	—	—	(6,048)	(31,236)
Government grants received	(34,957)	—	—	—	—	(8,869)	(43,826)
Depreciation charges	(72,080)	(1,925)	(81,064)	(60,189)	(8,587)	(90,812)	(314,657)

Closing net book amount	1,816,408	—	2,703,080	930,787	93,185	1,100,597	6,644,057

At December 31, 2006
Cost	2,095,646	38,500	3,613,519	1,392,654	349,821	1,730,936	9,221,076
Accumulated depreciation	(279,238)	(38,500)	(910,439)	(447,583)	(256,636)	(629,985)	(2,562,381)
Impairment	—	—	—	(14,284)	—	(354)	(14,638)

Net book amount	1,816,408	—	2,703,080	930,787	93,185	1,100,597	6,644,057

91
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
7.	FIXED ASSETS (Continued)

As of December 31, 2006, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group and the Company with an aggregate carrying value of approximately RMB1,298,350,000 (2005: RMB1,297,947,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. In addition, the Group has started the application process. Accordingly, no provision for fixed assets impairment was considered necessary.

8.	CONSTRUCTION-IN-PROGRESS

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
At January 1	1,449,358	345,313	1,443,510	339,723
Additions	3,304,379	1,634,339	3,304,264	1,633,186
Transfer to fixed assets	(447,669)	(530,294)	(442,732)	(529,399)
Disposal of a subsidiary	(911)	—	—	—

At December 31	4,305,157	1,449,358	4,305,042	1,443,510

The construction-in-progress of the Group represents plant and facilities, mainly including the construction related costs for the fourth railway line of the Group under construction. For the year ended December 31, 2006, approximately RMB24,903,000 (2005: Nil) of interest expenses were capitalised in the construction-in- progress balance. A capitalisation rate of 5.83% (2005: Nil) per annum was used to determine the amount of borrowing costs eligible for capitalisation.

92
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
9. LEASEHOLD LAND PAYMENTS

	Group	Company
	RMB’000	RMB’000
At January 1, 2005
Cost	770,774	750,710
Accumulated amortization	(134,395)	(133,152)

Net book amount	636,379	617,558

Year ended December 31, 2005
Opening net book amount	636,379	617,558
Amortisation charges	(15,581)	(15,002)

Closing net book amount	620,798	602,556

At December 31, 2005
Cost	770,774	750,710
Accumulated amortization	(149,976)	(148,154)

Net book amount	620,798	602,556

Year ended December 31, 2006
Opening net book amount	620,798	602,556
Additions	21,879	—
Amortisation charges	(16,776)	(15,001)
Disposal of a subsidiary	(273)	—

Closing net book amount	625,628	587,555

At December 31, 2006
Cost	792,654	750,710
Accumulated amortization	(167,026)	(163,155)

Net book amount	625,628	587,555

93
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
9.	LEASEHOLD LAND PAYMENTS (Continued)

As of December 31, 2006, land use right certificates (“Land Certificates”) of certain parcels of land of the Group and the Company with an aggregate area of approximately 1,733,987 square meters (2005: 3,450,962 square meters) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. In addition, the Group has started the application process. Accordingly, no provision for impairment was considered necessary.

10.	INTERESTS IN SUBSIDIARIES

	Company
	2006	2005
	RMB’ 000	RMB’ 000
Unlisted shares, at cost	105,347	162,992
Less: provision for impairment in value (Note a)	(10,459)	—

Due from subsidiaries	10,165	13,854

	105,053	176,846

The amounts due from subsidiaries were unsecured, interest free and had no fixed repayment terms.

Note a: The provision for impairment loss recorded at the Company level as of December 31, 2006 represents the cumulative share of losses incurred by such subsidiaries up to December 31, 2006. As of December 31, 2006, the directors consider that the impact of the disposal process did not bear any material impact on the Financial Statements as a whole.

94
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
10.	INTERESTS IN SUBSIDIARIES (Continued)
(i)	As of December 31, 2006, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/established and are operating in the PRC:

		Percentage of
	Date of	equity interest
	incorporation/	attributable to
Name of the entity	establishment	the Company	Paid-in capital	Principal activities
Directly held by the Company

Shenzhen Railway Station Passenger Services Company	December 18, 1986	100%	RMB1,500,000	Catering services and sales of merchandise
Shenzhen Fu Yuan Enterprise Development Company (“Fu Yuan”)	November 1, 1991	100%	RMB18,500,000	Hotel management
Dongguan Changsheng Enterprise Company	May 22, 1992	51%	RMB38,000,000	Warehousing
Guangzhou East Station Dongqun Trade and Commerce Service Company	November 23, 1992	100%	RMB1,020,000	Sales of merchandise
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and Unloading Company	September 11, 1993	55%	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Jing Ming Industrial & Commercial Company Limited	January 18, 1994	100%	RMB2,110,000	Maintenance of water and electrical equipment
Guangzhou Tielian Economy Development Company Limited (“Tielian”) (Note b)	December 27, 1994	50.50%	RMB1,000,000	Warehousing and freight transport agency services
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	100%	RMB2,400,000	Travel agency

95
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
10.	INTERESTS IN SUBSIDIARIES (Continued)
(i)	(Continued)

		Percentage of
	Date of	equity interest
	incorporation/	attributable to
Name of the entity	establishment	the Company	Paid-in capital	Principal activities
Indirectly held by the Company

Shenzhen Road Multi-modal Transportation Company Limited	March 17, 1994	60%	RMB1,000,000	Freight transportation
Shenzhen Nantie Construction Supervision Company	May 8, 1995	100%	RMB2,000,000	Supervision of construction projects
Shenzhen Yuezheng Enterprise Company Limited	June 24, 1996	100%	RMB1,000,000	Freight transport agency, cargo loading and unloading, warehousing
Shenzhen Railway Property Management Company Limited	November 13, 2001	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Economic and Trade Enterprise Company	March 7, 2002	100%	RMB2,000,000	Catering management

Note b:	On January 17, 2006, the Company acquired an additional 16.5% equity interest in Tielian from a third party. As a result the total equity interests increased from 34% to 50.5%, and Tielian became a subsidiary of the Company from then onward.
All the above subsidiaries are limited liability companies.

(ii)	Subsidiary disposed

On June 13, 2006, the Company and Fu Yuan (the Company’s wholly-owned subsidiary) signed equity transfer agreements with Guangzhou Railway Economic and Technology Development Group Company (“Economic and Technology Company), separately. The Company and Fu Yuan transferred 41% and 10% equity interest in Shenzhen Guangshen Railway Civil Engineering Company (“SZ Civil Engineer”) to the Economic and Technology Company, separately. The total consideration of these agreements is RMB35,224,400. Upon the completion of the disposal, the equity interest held by the Group decreased from 100% to 49% and the results of SZ Civil Engineer has not been consolidated in the Group’s Financial Statements from then onwards.

96
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
11.	INTERESTS IN ASSOCIATES

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Unlisted shares, at cost	—	—	210,455	170,814
Share of net assets	152,209	137,578	—	—
Less: provision for impairment in value (Note a)	(29,689)	(29,689)	(92,711)	(65,738)

Interest in associates, net	122,520	107,889	117,744	105,076

Due from associates	12,312	12,423	12,312	12,413

Less: provision for doubtful accounts (Note a)	(12,312)	(12,312)	(12,312)	(12,312)

	—	111	—	101

Due to associates	(29,686)	—	(29,686)	—

	92,834	108,000	88,058	105,177

The movement of interests in associates of the Group and Company during the year is as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Beginning of the year	107,889	127,838	105,076	139,825
Additions — cost	45,891	—	39,640	1,300
Less: provision for impairment in value	—	—	(26,972)	(36,049)
Share of results after tax	(28,306)	(19,949)	—	—
Disposal	(2,954)	—	—	—

End of the year	122,520	107,889	117,744	105,076

Note a:

The provision at the Group level as of December 31, 2006 represents (i) provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) at approximately RMB29,700,000 and (ii) full impairment loss provision against a receivable balance due from Zengcheng Lihua at approximately RMB12,300,000. Both provisions (the “Zengcheng Lihua Provision”) were brought forward from prior years.

97
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
11.	INTERESTS IN ASSOCIATES (Continued)

Note a: (Continued)

The provision balance at the Company level as of December 31, 2006 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company’s investment in Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”) amounting to approximately RMB 63,000,000, representing the cumulative equity share of losses incurred by Tiecheng up to December 31, 2006.

As of December 31, 2006, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the PRC:

		Percentage of
	Date of	equity interest	Registered capital
	incorporation/	attributable to	amount of
Name of the entity	establishment	the Company	the associate	Principal activities
Directly held by the Company

SZ Civil Engineer (Note 10(ii))	March 1, 1984	49%	RMB55,000,000	Construction of railroad properties
Zengcheng Lihua	July 30, 1992	27%	RMB100,000,000	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng (Note b)	May 2, 1995	49%	RMB245,000,000	Properties management and trading of merchandise

Indirectly held by the Company

Guangzhou Huangpu Yuehua Freight Transportation Joint Venture Company Limited	July 20, 1990	33.3%	RMB6,610,000	Cargo loading and unloading, warehousing, freight transport agency services
All the above associates are limited liability companies.

98
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
11.	INTERESTS IN ASSOCIATES (Continued)

The Group’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities are as follows:

	Assets	Liabilities	Revenues	Profit/(Loss)
	RMB’000	RMB’000	RMB’000	RMB’000
2005
Tiecheng	152,499	48,648	2,534	(19,979)
Tielian	3,488	287	1,253	30

	155,987	48,935	3,787	(19,949)

2006
Tiecheng	184,428	93,560	2,899	(26,973)
Shentu	77,689	72,760	90,092	1,509

	262,117	166,320	92,991	(25,464)

99
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
11.	INTERESTS IN ASSOCIATES (Continued)

Note b:

As indicated above, the carrying amount of the Company’s investment in Tiecheng as of December 31, 2006 was approximately RMB90,868,000.

In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company (“Guangzhou Guantian”), in Guangzhou for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited (“Guangzhou Guanhua”) and Guangzhou Guanyi Real Estate Company Limited (“Guangzhou Guanyi”), agreed to act as joint guarantors (collectively the “Guarantors”) for certain payable balances (the “Payables”) due from Guangdong Guancheng Real Estate Company Limited (“Guangdong Guancheng”) to a third party creditor (the “Creditor”).

Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the “Damages”) according to a court verdict made in 2001 (the “Verdict”). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company’s investment in Tiecheng would have been further impaired.

In 2003, Guantian applied to the People’s High Court of Guangdong Province (the “High Court”) for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People’s Supreme Court of Guangdong Province granted an order for the High Court to launch such a re-trial and certain preparatory procedures were undertaken by the High Court. Two trials were held by the High Court, on November 14, 2006 and December 25, 2006 respectively, but no judgement had yet been made as at the date of approval of these Financial Statements. After consultation made with its PRC legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Management has determined that no provision for impairment loss of the Company’s 49% interest in Tiecheng is required on the basis that the estimated fair value of the properties exceeds the carrying value. In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained a letter of undertaking issued by the Guangzhou Railway Group dated December 14, 2004, whereby the Guangzhou Railway Group has undertaken to adopt relevant procedures and actions to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.

100
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
12.	AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Beginning of the year	46,108	167,962	46,108	167,962
Disposals	—	(121,854)	—	(121,854)

End of the year	46,108	46,108	46,108	46,108

The Company’s ownership in the equity interests in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments were carried at cost subject to review for impairment loss. As of December 31, 2006, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

13.	DEFERRED TAX ASSETS/LIABILITIES

Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

	Group and Company
	2006	2005
	RMB’ 000	RMB’ 000
		(Restated)
		Note 5
Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	175,700	183,329
— Deferred tax assets to be recovered within 12 months	15,143	9,363

	190,843	192,692

Deferred tax liabilities:
— Deferred tax liabilities to crystallise after more than 12 months	9,802	4,830

101
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
13.	DEFERRED TAX ASSETS/LIABILITIES (Continued)

The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Group and Company
				(Charged)/
	At	Credited to	At 31	Credit to	At 31
	January 1,	the income	December	the income	December
	2005	statement	2005	Statement	2006
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
	(Restated)	(Restated)	(Restated)
	Note 5	Note 5	Note 5
Deferred tax assets:
Provision for doubtful debts	10,463	3,627	14,090	185	14,275
Impairment provision for fixed assets	2,946	—	2,946	(750)	2,196
Impairment provision for interests in associates	4,453	—	4,453	—	4,453
Adjustments made to carrying value of fixed assets	162,630	5,229	167,859	572	168,431
Others	544	2,800	3,344	(1,856)	1,488

	181,036	11,656	192,692	(1,849)	190,843

	Group and Company
	At 1	Charged to	At 31	Charged to	At 31
	January	the income	December	the income	December
	2005	statement	2005	Statement	2006
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
	(Restated)	(Restated)	(Restated)
	Note 5	Note 5	Note 5
Deferred tax liabilities:
Capitalisation of replacement costs of rail-line track assets	—	4,830	4,830	(66)	4,764
Difference on deferral of acquisition cost	—	—	—	3,082	3,082
Difference on capitalisation of interest expense	—	—	—	1,956	1,956

	—	4,830	4,830	4,972	9,802

102
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
14.	DEFERRED STAFF COSTS

	Group and Company
	2006	2005
	RMB’ 000	RMB’ 000
At January 1
Cost	226,369	226,369
Accumulated amortization	(90,548)	(75,458)

Net book amount	135,821	150,911

Year ended December 31,
Opening net book amount	135,821	150,911
Amortization	(15,091)	(15,090)

Closing net book amount	120,730	135,821

At December 31,
Cost	226,369	226,369
Accumulated amortization	(105,639)	(90,548)

Net book amount	120,730	135,821

15.	MATERIALS AND SUPPLIES

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Train compartment materials	34,331	34,420	34,331	34,420
Reusable rail-line track materials	8,532	8,708	8,532	8,708
Track and track diversion joints materials	6,849	4,735	6,849	4,735
Construction materials	—	4,579	—	—
Locomotive materials	5,949	4,063	5,949	4,063
Electrical materials	2,770	2,909	2,770	2,909
Others	8,536	5,539	5,618	2,898

	66,967	64,953	64,049	57,733

The costs of materials and supplies consumed of the Group were recognised as “operating expenses” amounting to approximately RMB351,331,000 (2005: RMB387,151,000). As of December 31, 2006, there were no inventories stated at net realisable value.

103
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
16. TRADE RECEIVABLES

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Trade receivables	71,614	116,877	69,292	17,234
Less: Provision for doubtful accounts	(8,745)	(10,484)	(8,712)	(9,229)

	62,869	106,393	60,580	8,005

     The credit period of trade receivables is generally within one year. As of December 31, 2006 and 2005, the aging analysis of trade receivables was as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Within 1 year	62,769	101,729	60,481	7,944
Over 1 year but within 2 years	100	4,645	99	47
Over 2 years but within 3 years	—	19	—	14

	62,869	106,393	60,580	8,005

Concentration of credit risk with respect to trade receivables is low due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collectibility losses.

As of December 31, 2006, the carrying amounts of the above trade receivables approximated to their fair values.

104
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
17.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2006	2005	2006	2005
	RMB’ 000	RMB’ 000	RMB’ 000	RMB’ 000
Other receivables	156,072	211,969	150,817	196,793
Less: Provision for doubtful accounts (Note a)	(60,441)	(71,717)	(59,927)	(71,717)

Other receivables, net	95,631	140,252	90,890	125,076
Prepayments	3,005	30,355	2,884	25,869

	98,636	170,607	93,774	150,945

Note a:	Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Company in prior years in order to provide for potential recoverability losses associated with a deposit at a principal balance of the same amount (“the Deposit”). The Deposit was placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”) and the Company has been unable to recover it from Li Cheng upon maturity. The Company has initiated several legal proceedings to enforce the recovery but without success. Accordingly, a full doubtful debt provision had been made.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non railway transportation services by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.
18.	RESTRICTED CASH

Restricted cash represents an employee housing fund that the Company has specifically set up pursuant to applicable government policies and regulations for the benefits of its employees (see Note 26(b)). The Company is responsible to administer the fund on behalf of them. Appropriations at 7% of the aggregate salaries of the employees residing in the Guangzhou area or along the Guangzhou-Shenzhen rail-line route, and 13% of the aggregate salaries of the employees residing in the Shenzhen area, are made to the fund. The funds collected have been deposited in designated bank accounts under the names of the company for the respective employees. The Company does not have any right to use the funds for other purposes except for making housing welfare payments upon requests made from the respective employees.

105
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
19. SHORT-TERM DEPOSITS
     Short-term deposits with original maturities ranging from three months to one year are held for investment purposes and are stated at amortised cost.

		Group and Company
		2006	2005
	Note	RMB’ 000	RMB’ 000
Time deposits with maturities over three months in banks	(a)	—	598,131
Time deposits with maturities over three months in the deposit-taking centre of MOR (“MOR Depositing-taking Centre”)	(b)	169,739	168,000

		169,739	766,131

(a)	In 2006, time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, HKD, and USD (2005: RMB, HK$, USD) with original maturities of six months placed with banks in the PRC. The annual interest rates of these deposits are 2.07% for RMB deposits (2005: 2.07%); 1.2% for HK$ deposits (2005: 1.2%); and LIBOR for USD deposits (2005: LIBOR minus of maximum floating rate of 0.2%). Total interest income derived from these deposits amounted to approximately RMB13,056,857 (2005: RMB7,968,000).
(b)	Time deposits with maturities over three months were maintained in the MOR Deposit-taking Centre, which has been licensed by the People’s Bank of China to engage in deposit taking activities in the PRC for companies under its control. The balances consist of short-term deposits denominated in RMB (2005: RMB) with original maturities of six months (2005: six months). The annual interest rate is 2.07% in 2006 (2005: 2.07%). Total interest income derived from these deposits amounted to approximately RMB3,496,000 (2005: approximately RMB2,885,000) for the year ended December 31, 2006 (see also Note 35(b)).

106
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
20.	SHARE CAPITAL

As of December 31, 2006, the total authorised number of ordinary shares is 7,083,537,000 shares (2005: 4,335,550,000 shares) with a par value of RMB1.00 per share (2005: RMB1.00 per share).

	2006			2005
			Percentage			Percentage
	Number of	Nominal	of share	Number of	Nominal	of share
	shares	value	capital	shares	value	capital
	‘000	RMB’ 000		‘000	RMB’ 000
Authorised, issued and fully paid:
State-owned domestic shares	2,904,250	2,904,250	41%	2,904,250	2,904,250	67%
H shares	1,431,300	1,431,300	38.8%	1,431,300	1,431,300	33%
A shares	2,747,987	2,747,987	20.2%	—	—	—

	7,083,537	7,083,537	100%	4,335,550	4,335,550	100%

In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering at RMB3.76 per share, resulting in the receipt net proceeds of approximately RMB10 billion. The issuance is for the financing of the acquisition of net assets of Yangcheng Railway relating to its railway transportation business (please see Note 36).

21.	RESERVES

According to the provisions of the articles of association of the Company, the Company shall first set aside
10% of its profit attributable to shareholders after tax as indicated in the Company’s statutory Financial Statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

107
Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
21.	RESERVES (Continued)

The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the years ended December 31, 2006 and 2005, the directors proposed the following appropriations to reserves of the Company:

		2006		2005
	Percentage	RMB’ 000	Percentage	RMB’ 000
Statutory surplus reserve	10%	71,469	10%	61,060
Statutory public welfare fund (Note a)	—	—	5%	30,530

		71,469		91,590

Note a:	Pursuant to the Notice of Caiqi [2006]67 dated March 15, 2006 issued by the Ministry of Finance, the statutory public welfare fund is no longer to be provided with effect from January 1, 2006, and the balance of the statutory public welfare fund was transferred to the statutory surplus reserve by the Company.
In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements.
As of December 31, 2006, the reserve of the Company available for distribution to the shareholders was approximately RMB1,250,854,000 (2005: approximately RMB1,088,684,000 as restated).

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
22.	BORROWINGS

	Group and Company
	2006	2005
	RMB’000	RMB’000
Bank borrowings — Unsecured	1,860,000	—

The borrowing is obtained specifically for the construction of a fourth rail-line of the Group. The carrying amounts of the Group’s borrowings are all denominated in RMB.

The maturity of these borrowings is as follows:

	Group and Company
	2006	2005
	RMB’000	RMB’000
Within 2 to 5 years*	1,860,000	—

* The maturity dates of all the borrowings are in 2011.
The interest rate exposure of the borrowings of the Group is as follows:

	Group and Company
	2006	2005
	RMB’000	RMB’000
At floating rates (Relevant official rates of interest minus a maximum range of 10%)	1,860,000	—

The effective interest rate of the bank borrowings as of December 31, 2006 was 5.83% p.a. (2005: Nil).

As of December 31, 2006, the carrying amounts of the Group’s borrowings approximate their fair values.

As of December 31, 2006, the Group had RMB4,900,000,000 unutilized banking facilities granted (2005: approximately RMB8,100,000,000).

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
23.	EARLY RETIREMENT OBLIGATIONS

Group and Company
2006
RMB’000
At January 1	—
Addition	22,420

At December 31	22,420

Group and Company
2006
RMB’000
Early retirement obligation	22,420
Less: current portion included in accruals and other payables	(5,503)

16,917

Pursuant to an early retirement scheme implemented by the Group in 2006, certain employees who meet certain specified criteria were provided with an offer to early retirement and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Group, until they reach the statuory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when the Group approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
24.	TRADE PAYABLES

The aging analysis of trade payables was as follows:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	238,381	114,651	233,311	65,301
Over 1 year but within 2 years	1,875	3,696	1,875	1,123
Over 2 years but within 3 years	78	360	78	14

	240,334	118,707	235,264	66,438

25.	ACCRUALS AND OTHER PAYABLES

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
Advance for construction projects carried out for customers	38,484	113,038	36,024	91,397
Accrued expenses	21,541	23,941	21,474	23,905
Salary and welfare payables	28,075	17,872	25,525	17,176
Other payables	321,541	183,656	359,563	196,679

	409,641	338,507	442,586	329,157

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
26.	LABOUR AND BENEFITS

	2006	2005
	RMB’000	RMB’000
Wages and salaries	570,049	477,799
Provision for staff welfare and bonus	71,451	71,391
Contributions to a defined contribution pension scheme (a)	62,274	52,949
Contributions to the housing scheme (b)	29,142	23,941
Medical and other employee benefits	13,318	14,845
Amortisation of deferred staff cost	15,091	15,090
Early retirement obligations (Note 23)	22,420	—

	783,745	656,015

(a)	Pension scheme

All the full-time employees of the Group are entitled to a pension equal to their basic salaries beginning at their retirement dates until death from a statutory pension scheme. A government agent is responsible for honouring the pension liabilities relating to such retired staff and the obligation of the Group is limited to making the monthly contributions to the scheme, computed at 18% of the standard salary set by the provincial government. The Group has no further legal or constructive obligation to the pension costs beyond making its monthly contribution.

(b)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to the State-sponsored Housing Fund at 7% or 13% of the specific salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the specific salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances (please see Note 18). The Group have no further legal or constructive obligation for housing benefits beyond the above contributions made.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
26.	LABOUR AND BENEFITS (Continued)
(c)	Directors’ and senior management’s emoluments

The remuneration of every Director, Supervisor and Senior Management personnel for the year ended December 31, 2006 is set out below:

Unit: RMB

	2006						2005
				Employer’s
				contribution
				to pension	Other
Name of Director	Fees	Salary	Bonus	scheme	benefit	Total	Total
Directors

Wu, JunGuang	18,000	—	—	—	—	18,000	15,500
Yang, JinZhong	12,000	30,657	281,934	6,405	9,306	340,302	104,035
Wu, HouHui	12,000	—	—	—	—	12,000	11,000
Wen, WeiMing	12,000	—	—	—	—	12,000	11,000
Chang Loong Cheong	143,033	—	—	—	—	143,033	136,080
Deborah Kong	143,033	—	—	—	—	143,033	136,080
Wilton Chau Chi Wai	143,033	—	—	—	—	143,033	136,080
Cao, JianGuo	6,000	—	—	—	—	6,000	—
Yang, YiPing	9,000	19,553	239,222	6,316	7,052	281,143	—
Li, KeLie*	9,000	7,578	99,143	2,544	2,400	120,665	334,952
Li, Peng*	5,000	7,380	158,552	2,416	2,373	175,721	107,180
Li, QingYun*	5,000	6,456	194,437	1,973	2,232	210,098	265,650
Hu, LingLing*	6,000	—	—	—	—	6,000	11,000

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
26.	LABOUR AND BENEFITS (Continued)
(c)	Directors’ and senior management’s emoluments (Continued)

	2006						2005
				Employer’s
				contribution
				to pension	Other
Name of Director	Fees	Salary	Bonus	scheme	benefit	Total	Total
Supervisors

Yao, MuMing	12,000	—	—	—	—	12,000	11,000
Chen, YunZhong	10,000	32,745	262,408	6,908	9,870	321,931	262,488
Wang, JianPing	10,000	30,273	263,131	6,473	9,600	319,477	260,508
Li, ZhiMing	12,000	—	—	—	—	12,000	6,000
Li, Jin	6,000	—	—	—	—	6,000	78,540
Chen, RuiXing	6,000	—	—	—	—	6,000	—
Chen, YongBao*	6,000	—	—	—	—	6,000	11,000
Tang, DingHong*	5,000	7,740	98,565	2,640	2,424	116,369	318,972

Senior Mangement

Wu, WeiMin	10,000	31,441	284,794	6,704	9,648	342,587	—
Han, Dong	10,000	29,152	263,742	5,966	9,342	318,202	218,437
Yao, XiaoCong	10,000	32,277	304,419	6,820	9,756	363,272	199,194
Sun, Tao	10,000	6,342	165,005	1,799	2,079	185,225	207,650
Guo, XiangDong	10,000	28,324	243,701	6,105	9,210	297,340	148,260
Luo, QingMing	—	6,870	4,152	2,176	2,295	15,493	175,064
Luo, JianCheng	10,000	1,718	90,052	189	747	102,706	—

*	Such directors and supervisors have resigned from the positions from April 2006.
No directors and senior management waived or agreed to waive any emoluments during the year.

(d)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2005: three) director, two (2005: two) supervisors and two (2005: none) senior management personnel whose emoluments are reflected in the analysis presented above.

During the year, no emoluments (2005: Nil) were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office.

The emoluments paid to the five highest paid individuals are all to directors and supervisors of the Company (2005: same). The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB1,004,700) (2005: same).

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
27.	FINANCE COSTS

	2006	2005
	RMB’000	RMB’000
Interest expenses on bank borrowings	24,903	—
Less: interest capitalized as construction-in-progress (Note 8)	(24,903)	—
Interest expenses incurred for current account balances maintained with related parties wholly repayable within five years	1,745	654
Bank charges	546	323
Net foreign exchange losses (Note 3(a))	13,679	21,761

	15,970	22,738

28.	INCOME TAX EXPENSE

Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed that entitlement of the Company in 1996 and the preferential rate has been applied from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended December 31, 2006 is 15% (2005 — same).

According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

On March 16, 2007, the National People’s Congress approved the new Corporate Income Tax Law of the PRC, which is effective from January 1, 2008. Please see Note 37.

An analysis of the current year taxation charges is as follows:

	2006	2005
	RMB’000	RMB’000
		(Restated)
		(Note 5)
Current income tax	142,334	117,002
Deferred income tax (Note 13)	6,821	(6,826)

	149,155	110,176

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
28.	INCOME TAX EXPENSE (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2006	2005
	RMB’000	RMB’000
		(Restated)
		(Note 1(d))
Profit before tax	920,928	756,138

Tax calculated at the statutory rate of 15% (2005: 15%)	138,139	113,421
Tax effect of expenses that are not deductible in determining taxable profit:
Effect of different tax rates of certain subsidiaries	1,495	1,111
Tax losses for which no deferred tax asset was recognised	4,284	2,992
Expenses not deductible for tax purposes	5,237	4,944
Provision of deferred tax for adjustments made to carrying value of fixed assets	—	(12,292)

Income tax expense	149,155	110,176

The weighted average applicable tax rate was 16.2% (2005: 14.6%).

29.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year was approximately RMB763,556,000 (2005: RMB633,161,000, restated).

30.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB771,513,000 (2005: RMB646,960,000, restated), divided by the weighted average number of ordinary shares outstanding during the year of 4,418,427,000 shares (2005: 4,335,550,000 shares). There were no dilutive potential ordinary shares as at the year end.

31.	DIVIDENDS

	2006	2005
	RMB’000	RMB’000
Final, proposed, of RMB0.08 (2005: RMB0.12) per ordinary share	566,683	520,266

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
31.	DIVIDENDS (Continued)

At a meeting of the directors held on April 19, 2007, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2006. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ended December 31, 2007.

32.	CASHFLOW GENERATED FROM OPERATIONS
(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2006	2005
	RMB’000	RMB’000
		(Restated)
		Note 5
Profit before income tax:	920,928	756,138
Adjustments for:
Depreciation of fixed assets (Note 7)	319,887	291,958
Amortisation of leasehold land payments (Note 9)	16,776	15,581
Loss on disposal of fixed assets	8,414	23,385
Amortisation of deferred staff costs (Note 14)	15,091	15,090
Share of losses of associates (Note 11)	28,306	19,949
(Reversal)/provision for doubtful accounts (Notes 16, 17)	(4,315)	9,740
Interest expenses	1,745	654
Interest income	(30,735)	(53,409)

Operating profit before working capital changes	1,276,097	1,079,086
Decrease in trade receivables	45,263	5,198
Increase in materials and supplies	(2,014)	(4,351)
Decrease in prepayments and other current assets	5,963	31,286
Increase in restricted cash	(60,061)	(48,787)
(Increase)/decrease in due from related parties	(46,556)	54,792
Decrease in due from associates	111	398
Increase in trade payables	121,627	81,571
Increase in early retirement obligations (Note 23)	22,420	—
Increase in due to associates	29,686	—
(Decrease)/increase in due to related parties	(287,271)	199,838
Increase in housing fund payable	60,061	48,787
Increase in accrued expenses and other payables	65,632	23,707

Cash generated from operations	1,230,958	1,471,525

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
32.	CASHFLOW GENERATED FROM OPERATIONS
(b)	Analysis of the balance of cash and cash equivalents

	2006	2005
	RMB’000	RMB’000
Cash at the MOR Deposit-taking Centre (Note i)	25,786	628,746
Cash at bank and in hand	5,406,045	113,382
Short-term deposits with maturities no more than three months (Note ii)	420,000	370,000

	5,851,831	1,112,128

Notes:

i.	The amount of approximately RMB25,786,000 (2005: RMB628,746,000) was deposited with the MOR Deposit-taking Centre at an annual interest rate of 0.72% (2005: 0.72%), which is commensurate with the prevailing interest rates offered by banks in the PRC.

ii.	Short term time deposits with maturities no more than three months consist of deposits denominated in RMB. The effective interest rate of RMB deposits is 1.665% (2005: 1.71%). These deposits have an average maturity of 90 days.
33.	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these Financial Statements.

34.	COMMITMENTS
(a)	Capital commitments (except for 34(b))

As of December 31, 2006, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	2006	2005
	RMB’000	RMB’000
Authorised but not contracted for	1,384,287	3,985,253

Contracted but not provided for	3,137,581	3,331,311

A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company (“Fourth Rail-Line”) and purchase of new locomotives.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
34.	COMMITMENTS (Continued)
(b)	Capital commitments relating to the acquisition of net assets of Yangcheng Railway

Please refer to Note 36 for details.

(c)	Operating lease commitments

Total future minimum lease payments under non-cancellable operating leases were as follows:

	2006	2005
	RMB’000	RMB’000
Machinery and equipment
— not more than one year	69,673	75,375
— more than one year but not more than five years	—	—

	69,673	75,375

35.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

	(a)	The Group has the following material related parties:

	Name of related parties	Relationship with the Company

Major shareholder and fellow subsidiaries (Note a)
	Guangzhou Railway (Group) Company	Major shareholder
	Guangzhou Railway Group Yang Cheng Railway Company (“Yangcheng Railway”)	Subsidiary of the major shareholder
	Guangmeishan Railway Company Limited (“Guangmeishan”)	Subsidiary of the major shareholder
	Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the Predecessor as defined in Note 1, “GEDC”)	Subsidiary of the major shareholder
	Guangzhou Railway Material Supply Company	Subsidiary of the major shareholder
	Guangzhou Railway Engineer Construction Enterprise Development Company (“Engineer Construction Enterprise”)	Subsidiary of the major shareholder
	Guangzhou Guangtie Huake Technology Service Company (“Guangtie Huake”)	Subsidiary of the major shareholder

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)

35.	RELATED PARTY TRANSACTIONS (Continued)

	(a)	(Continued)

		Name of related parties	Relationship with the Company

Associates of the Group
		Guangzhou Tiecheng Enterprise Company Limited	Associate of the Company
		Zengcheng Lihua Stock Company Limited	Associate of the Company
		Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Company
		Guangzhou Huangpu Yuehua Freight Transportation Company Limited	Associate of the Company

State-owned Companies (Note a)
Ministry of Railways (“MOR”) of the PRC
MOR’s Railroad Deposit-taking Centre
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Companay
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway construction bureaus (including Third bureau,
Seventh bureau, Eleventh bureau, Thirteenth bureau and others)
The Forth Construction Bureau of China

Note a:

Prior to the A share issuance in December 2006, the Company was controlled by Guangzhou Railway Group which is a subsidiary of the MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. Consequently, in accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than Guangzhou Railway Group, the MOR and fellow subsidiaries and associates, were also related parties of the Company (“State-owned Companies”) prior to the A share issuance in December 2006.

Subsequent to the A share issuance on December 22, 2006, the Company is no longer controlled by Guangzhou Railway Group. Such Stated-Owned Companies were consequently no longer considered as related parties of the Group as of December 31, 2006. However, the transactions conducted between the Group and such State-Owned Companies during the period from January 1, 2006 to December 21, 2006 have been disclosed as related party transactions in the Financial Statements.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
35.	RELATED PARTY TRANSACTIONS (Continued)
(b)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2006	2005
Recurring Transactions:	RMB’000	RMB’000
Transactions with the MOR and its related entities
I. Income
Provision of train transportation and related services to other railway companies controlled by the MOR (i)	(315,847)	(304,842)
Revenue received, processed and allocated by the MOR ((i) and (vi))
— long distance passenger transportation	(800,859)	(575,849)
— cargo forwarding railway usage fees	(124,465)	(123,763)
Provision of repairing service for cargo truck of Guangzhou Railway Group (i)	(32,787)	(28,799)
Operating lease rentals received/receivable from Guangzhou Railway Group (i)	(6,568)	—
Provision of train transportation service to Guangzhou Railway Group (i)	(15,727)	—
Interest income received/receivable from the MOR Deposit-taking Centre (see Notes 19 and 32(b))	(5,331)	(5,530)

II. Charges and Payments
Services charges allocated from the MOR for train transportation and related services offered by other railway companies controlled by the MOR ((i) and (vi))	410,353	290,825
Operating lease rentals paid/payable to the MOR (i)	40,885	50,804
Lease of locomotives and related services provided from Yangcheng Railway (i)	26,065	8,449
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the GEDC under a service agreement (ii)	74,520	78,227
Purchase of materials and supplies from Guangzhou Railway Material Supply Company (iii)	89,731	73,146
Interest expenses paid/payable to Guangzhou Railway Group, net (iv)	—	721

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
35.	RELATED PARTY TRANSACTIONS (Continued)
(b)	(Continued)

	2006	2005
Non-Recurring Transactions:	RMB’000	RMB’000
I. Transactions with the MOR and its related entities
Disposal of an available-for-sale investments (Note 11)	—	(121,854)
Disposal part of equity interests in a subsidiary (Note 10 (ii))	(35,224)	—
Provision of repair and maintenance services by subsidiaries held by Guangzhou Railway Group (i)	21,779	73,134
Provision of construction management services by Guangzhou Railway Group in connection with the construction of fixed assets of the Company (v)	9,326	6,194
Provision of supplies and materials by subsidiaries of Guangzhou Railway Group (iii)	4,045	5,249
Provision of construction projects (ii)	70,537	—
Payment of a deposit for the acquisition of net assets of Yangcheng Railway (c) (viii)	5,265,250	—

II. Transactions with Other State-Owned Companies
Provision of construction project and related service (iii)	3,112,131	1,148,781
Provision of repair and maintenance services (iii)	105,641	75,867
Provision of supplies and materials (iii)	15,051	5,977
Purchase of fixed assets (iii)	207,688	55,803

(i)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(ii)	The service charges are levied based on contract prices determined based on cost plus a profit margin.

(iii)	The prices are determined based on mutual negotiation between the contracting parties with reference to guidance provided by the MOR.

(iv)	Interest was calculated and levied based on the average balances due from/to Guangzhou Railway Group on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
35.	RELATED PARTY TRANSACTIONS (Continued)
(b)	(Continued)

(v)	Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the “Management Agreements”) entered into with the Guangzhou Railway Group in 2005 and 2006, Guangzhou Railway Group has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially State-Owned Companies, employed for the construction of certain railway assets and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by the MOR.

(vi)	Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis.
(c)	As of December 31, 2006, the Group and the Company had the following material balances maintained with related parties:

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
Cash and cash equivalents maintained in the MOR Deposit-taking Centre (see Note 32(b))	25,786	628,746	12,305	612,423

Short-term time deposits in the MOR Deposit-taking Centre (see Note 19)	169,739	168,000	169,739	168,000

Due from/(to) Guangzhou Railway Group (vi)	31,584	15,636	31,584	17,431
— Trade balance (vii)	28,234	(43,518)	28,234	(41,723)
— Non-trade balance	3,350	59,154	3,350	59,154

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
35.	RELATED PARTY TRANSACTIONS (Continued)
(c)	(Continued)

	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
Deposit for acquisition of Yangcheng Railway (viii)	5,265,250	—	5,265,250	—

Due from subsidiaries of Guangzhou Railway Group	173	64,670	173	60,274
— Trade balance	61	25,257	61	23,173
— Non-trade balance	112	39,413	112	37,101

Due to subsidiaries of Guangzhou Railway Group	(220,915)	(276,520)	(220,915)	(276,520)
— Trade balance (ix)	(39,813)	(276,520)	(27,728)	(276,520)
— Non-trade balance (x)	(181,102)	—	(193,187)	—

Due from/(to) an associate	(17,374)	12,423	(17,374)	12,413
— Trade balance	12,312	12,423	12,312	12,413
— Non-trade balance (xii)	(29,686)	—	(29,686)	—

Due from State-Owned Companies included in prepayments for fixed assets	—	55,803	—	55,803

Due to State-Owned Companies	—	(897,581)	—	(888,910)
— Trade balance (vii)	—	(50,564)	—	(50,563)
— Non-trade balance (xi)	—	(847,017)	—	(838,347)

(vii)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (iv).

(viii)	As of December 31, 2006, the balance represents 51% of the agreed purchase consideration paid to Guangzhou Railway Group for the acquisition of net assets of Yangcheng Railway (Note 36).

(ix)	The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the parties (see Note (b) above).

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
35.	RELATED PARTY TRANSACTIONS (Continued)
(c)	(Continued)
(x)	The non-trade balances due to related parties mainly represent the deposits received from those related parties.

(xi)	The non-trade balance due to other state-owned companies as of December 31, 2005 mainly represents the payable balances arising from unsettled fees for construction projects undertaken for the Group.

(xii)	The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.
As of December 31, 2006, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those short-term deposits balances maintained with the MOR Deposit-taking Centre disclosed above.
36.	THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY

On 15 November 2004, the Company entered into an agreement to acquire the railway transportation business of Yangcheng Railway which consists of all of its assets and liabilities related to its railway transportation business (“Yangcheng”) on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

The purchase price of approximately RMB10.3 billion was determined based on an appraised value of Yangcheng performed by an independent appraisal firm as of 31 March 2006. The primary source of funding (at least 65%) for the acquisition was derived from the issuance of A shares of the Company, as discussed in Note 20. The acquisition received the approval of more than 50% of the then H share shareholders attending a special shareholders’meeting for the approval of the transaction on 30 December 2004.

As disclosed in Note 20, the offering of A shares of the Company was completed in December 2006. On 28 December 2006, the Company paid 51% of the Consideration (approximately RMB5.3 billion) as a deposit to Yangcheng Railway in accordance with the provisions of the agreement. Pursuant to the agreement, the remaining 49% of the Consideration (approximately RMB5 billion) is due for payment to Yangcheng Railway within 2 months after the completion of a closing audit of Yangcheng.

Costs incurred by the Company that are directly attributable to the acquisition of Yangcheng have been deferred and recorded as non-current deferred acquisition costs, and amounted to RMB31,343,000 as of 31 December 2006 (2005: RMB25,214,000)

On 1 January 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, 1 January 2007 is considered by the directors of the Company to be the effective date of acquisition. The results of operations of Yangcheng have been included in the Group’s consolidated income statement from that date onwards.

Notes to the Financial Statements
For the Year Ended December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
36.	THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY (Continued)

Prior to the acquisition, Yangcheng Railway and the Group were both controlled by the MOR, on the basis that the MOR indirectly held controlling interests in both companies. Subsequent to the A share issuance in December 2006, the equity interests of the MOR in the Group was diluted to 41%. As a result, upon the acquisition date on 1 January 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 “Business Combination”, the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

As at the date of approval of these Financial Statements, disclosures relating to the preliminary allocation of the purchase price to the fair values of the acquired assets, liabilities and contingent liabilities has not been provided because it was considered by the directors of the Company to be impracticable. The Group is still in the process of determining the respective carrying values (on an IFRS basis) and fair values of the acquired assets, liabilities and contingent liabilities of Yangcheng. Furthermore, the Group has appointed an independent appraisal firm to assist them in the process; however, the valuation process has not been completed.

37.	SUBSEQUENT EVENTS

Save as disclosed in other notes to the financial statements, the Group had the following significant subsequent events:

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which is effective from January 1, 2008.

Since the deferred tax assets and deferred tax liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group.

As at the date that these Financial Statements were approved for issue, detailed measures of the new CIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, the Group is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities as the result of the implementation of the new CIT Law. The Group will further evaluate the impact to its operating results and financial positions of future periods as and when more detailed measures and other related regulations are announced.

Financial Summary
For The Year End December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
The information set forth below summarises the consolidated financial statements of the Group. This information, which does not form part of the December 31, 2006 audited Financial Statements, should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Group, including the notes thereto, as of December 31, 2002, 2003, 2004, 2005 and 2006, and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended December 31,
	2006	2005*	2004*	2003*	2002*
		(Restated)	(Restated)	(Restated)	(Restated)
Total revenue	3,594,474	3,276,928	3,038,149	2,468,182	2,600,824
Less: business tax	(103,452)	(97,058)	(91,572)	(54,795)	(83,296)

Total revenue, net of business tax	3,491,022	3,179,870	2,946,577	2,413,387	2,517,528

Profit from operations	965,204	798,825	716,914	648,602	714,414

Profit attributable to shareholders	771,513	646,960	600,250	544,528	598,242

Dividends	RMB0.08	RMB0.12	RMB0.105	RMB0.10	RMB0.10

Financial Summary
For The Year End December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2006	2005*	2004*	2003*	2002*
		(Restated)	(Restated)	(Restated)	(Restated)
Non-current assets	17,827,846	9,382,539	7,499,022	7,521,627	7,637,208
Current assets	6,515,273	2,473,931	2,988,455	2,597,986	2,633,280

Total assets	24,343,119	11,856,470	10,487,477	10,119,613	10,270,488

Share capital	7,083,537	4,335,550	4,335,550	4,335,550	4,335,550
Reserves	13,085,471	5,460,526	5,163,450	5,032,468	4,921,495
Minority interest	50,922	48,757	51,612	52,358	11,577

Total equity	20,219,930	9,844,833	9,550,612	9,420,376	9,268,622

Non-current liabilities	1,886,719	4,830	—	—	—
Current liabilities	2,236,470	2,006,807	936,865	699,237	1,001,866

Total liabilities	4,123,189	2,011,637	936,865	699,237	1,001,866

Total equity and liabilities	24,343,119	11,856,470	10,487,477	10,119,613	10,270,488

*	The Group changed its accounting policy on fixed assets from the revaluation model to historical cost model in 2006. As mentioned in Note 5 to the audited Financial Statements of the Group for the year ended December 31, 2006, this has resulted in changes to certain account balances and the comparative figures of 2002 to 2005 have been restated accordingly.

Supplemental Information
For the year end December 31, 2006
(All amounts expressed in Renminbi unless otherwise stated)
RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN PRC GAAP AND IFRS
The statutory financial statements of the Group, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from IFRS (audited). Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

	Consolidated
	profit attributable
	to shareholders for		Consolidated
	the year ended		net assets as of
	December 31,		December 31,
	2006	*2005	2006	*2005
	RMB’000	RMB’000	RMB’000	RMB’000
		(Restated)		(Restated)
As reported in statutory consolidated financial statements of the Group (audited by certified public accountants in the PRC)	710,868	611,472	20,941,891	10,599,379

Impact of IFRS adjustments:
Adjustments made to the carrying amount of fixed assets arising from differences in depreciation commencement periods	(3,809)	(1,569)	(83,638)	(43,873)
Additional depreciation charges on rail-line track assets, which are reported as permanent assets under PRC GAAP	(16,330)	(16,236)	(51,869)	(35,539)
Net effect of capitalisation of replacement costs of rail-line track assets and derecognition of items being replaced	—	32,198	32,198	32,198
Difference in the recognition policy on housing benefits offered to the employees	(14,623)	(18,853)	117,235	131,858
Deferred tax assets arising from GAAP differences	(1,612)	3,910	2,298	3,910
Recording share issuance costs in reserves	—	—	—	(27,007)
Differences in recording business acquisition costs	20,543	—	31,343	—
Recognition of early retirement obligations under IFRS	(22,421)	—	(22,421)	—
Waiver of payables	25,875	—	—	—
Differences in capitalisation of interest expenses	13,043	—	13,043	—
Reversal of revaluation surplus on fixed assets	53,055	33,592	(834,927)	(887,982)
Others	6,924	2,446	23,855	23,132

As stated under IFRS	771,513	646,960	20,169,008	9,796,076

*	The Group changed its accounting policy in respect of fixed assets from the revaluation model to the cost model in 2006. As mentioned in Note 5 to the audited financial statements of the Group, this has resulted in changes to certain account balances and the comparative figures of 2005 have been restated accordingly.
Certain comparative figures of 2005 were reclassified by aggregating certain reconciling items of similar nature for better presentation.